SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

September 30, 2016

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with accounting practices adopted in Brazil)

Company data
Capital Composition	1
Individual financial statements
Balance sheet - Assets	2
Balance sheet - Liabilities	3
Statement of income	4
Statement of comprehensive income (loss)	5
Statement of cash flows	6
Statements of changes in Equity
01/01/2016 to 09/30/2016	7
01/01/2015 to 09/30/2015	8
Statement of value added	9
Consolidated Financial Statements
Balance sheet - Assets	10
Balance sheet - Liabilities	11
Statement of income	12
Statement of comprehensive income (loss)	13
Statement of cash flows	14
Statements of changes in Equity
01/01/2016 to 09/30/2016	15
01/01/2015 to 09/30/2015	16
Statement of value added	17
Comments on performance	18
Notes to interim financial information	61
Other information deemed relevant by the Company	96
Reports and statements
Report on review of interim financial information	99
Management statement of interim financial information	101
Management statement on the report on review of interim financial information	102

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	9/30/2016
Paid-in Capital
Common	378,066
Preferred	-
Total	378,066
Treasury shares
Common	14,161
Preferred	-
Total	14,161

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2016	PRIOR YEAR 12/31/2015
1	Total Assets	6,252,560	6,492,901
1.01	Current Assets	2,309,071	2,384,773
1.01.01	Cash and cash equivalents	73,248	44,044
1.01.01.01	Cash and banks	9,696	31,823
1.01.01.02	Short-term investments	63,552	12,221
1.01.02	Short-term investments	185,365	350,343
1.01.02.01	Fair value of short-term investments	185,365	350,343
1.01.03	Accounts receivable	608,837	723,950
1.01.03.01	Trade accounts receivable	608,837	723,950
1.01.03.01.01	Receivables from clients of developments	576,019	705,367
1.01.03.01.02	Receivables from clients of construction and services rendered	32,818	18,583
1.01.04	Inventories	1,321,927	1,135,137
1.01.04.01	Properties for sale	1,321,927	1,135,137
1.01.07	Prepaid expenses	1,907	1,901
1.01.07.01	Prepaid expenses and others	1,907	1,901
1.01.08	Other current assets	117,787	129,398
1.01.08.03	Other	117,787	129,398
1.01.08.03.01	Non current assets for sale	3,443	4,367
1.01.08.03.02	Other accounts receivable and others	47,265	46,621
1.01.08.03.03	Receivables from related parties	67,079	78,410
1.02	Non current assets	3,943,489	4,108,128
1.02.01	Non current assets	515,626	809,233
1.02.01.03	Accounts receivable	198,189	262,092
1.02.01.03.01	Receivables from clients of developments	198,189	262,092
1.02.01.04	Inventories	204,424	387,375
1.02.01.09	Others non current assets	113,013	159,766
1.02.01.09.03	Others accounts receivable and others	85,453	80,948
1.02.01.09.04	Receivables from related parties	18,457	78,818
1.02.01.09.05	Derivative Financial Instruments	9,103	-
1.02.02	Investments	3,374,189	3,242,765
1.02.02.01	Interest in associates and affiliates	3,285,909	3,154,946
1.02.02.02	Interest in subsidiaries	88,280	87,819
1.02.02.02.01	Interest in subsidiaries - goodwill	25,476	25,476
1.02.02.02.02	Goodwill based on inventory surplus	62,804	62,343
1.02.03	Property and equipment	25,201	22,819
1.02.03.01	Operation property and equipment	25,201	22,819
1.02.04	Intangible assets	28,473	33,311
1.02.04.01	Intangible assets	28,473	33,311

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2016	PRIOR YEAR 12/31/2015
2	Total Liabilities	6,252,560	6,492,901
2.01	Current liabilities	2,322,489	2,105,504
2.01.01	Social and labor obligations	28,268	26,758
2.01.01.02	Labor obligations	28,268	26,758
2.01.01.02.01	Salaries, payroll charges and profit sharing	28,268	26,758
2.01.02	Suppliers	29,421	32,115
2.01.02.01	Local suppliers	29,421	32,115
2.01.03	Tax obligations	34,975	40,902
2.01.03.01	Federal tax obligations	34,975	40,902
2.01.04	Loans and financing	858,615	783,561
2.01.04.01	Loans and financing	587,959	595,817
2.01.04.02	Debentures	270,656	187,744
2.01.05	Other obligations	1,272,521	1,121,856
2.01.05.01	Payables to related parties	991,882	801,375
2.01.05.02	Other	280,639	320,481
2.01.05.02.01	Dividends and interest on capital payable	17,682	17,682
2.01.05.02.04	Obligations for purchase of properties and advances from customers	167,875	148,989
2.01.05.02.05	Other obligations	65,154	127,123
2.01.05.02.07	Obligations assumed on the assignment of receivables	22,984	12,631
2.01.05.02.08	Derivative financial instruments	6,944	14,056
2.01.06	Provisions	98,689	100,312
2.01.06.01	Tax, labor and civil lawsuits	98,689	100,312
2.01.06.01.01	Tax lawsuits	233	220
2.01.06.01.02	Labor lawsuits	17,660	15,516
2.01.06.01.04	Civil lawsuits	80,796	84,576
2.02	Non current liabilities	1,003,620	1,291,906
2.02.01	Loans and financing	811,359	1,011,180
2.02.01.01	Loans and financing	524,862	542,843
2.02.01.01.01	Loans and financing in local currency	524,862	542,843
2.02.01.02	Debentures	286,497	468,337
2.02.02	Other liabilities	99,592	188,078
2.02.02.02	Other	99,592	188,078
2.02.02.02.03	Obligations for purchase of properties and advances from customers	46,439	143,216
2.02.02.02.04	Other liabilities	10,479	15,028
2.02.02.02.06	Obligations assumed on the assignment of receivables	42,674	22,216
2.02.02.02.07	Derivative financial instruments	-	7,618
2.02.03	Deferred taxes	10,085	10,085
2.02.03.01	Deferred income tax and social contribution	10,085	10,085
2.02.04	Provisions	82,584	82,563
2.02.04.01	Tax, labor and civil lawsuits	82,584	82,563
2.02.04.01.02	Tax and labor lawsuits	41,685	47,719
2.02.04.01.04	Civil lawsuits	40,899	34,844
2.03	Equity	2,926,451	3,095,491
2.03.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	48,242	50,854
2.03.02.04	Granted options	151,983	148,051
2.03.02.05	Treasury shares	-32,524	-25,980
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	301,835	303,975
2.03.04.01	Legal Reserve	35,316	35,316
2.03.04.02	Statutory Reserve	266,519	268,659
2.03.05	Retained earnings/accumulated losses	-164,288	-

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2016 to 09/30/2016	YEAR TO DATE 01/01/2016 to 09/30/2016	SAME QUARTER FROM PREVIOUS YEAR 07/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
3.01	Gross Sales and/or Services	186,131	472,272	297,524	850,132
3.01.01	Revenue from real estate development	203,711	515,562	326,456	932,947
3.01.03	Taxes on real estate sales and services	-17,580	-43,290	-28,932	-82,815
3.02	Cost of sales and/or services	-200,429	-465,347	-221,069	-630,392
3.02.01	Cost of real estate development	-200,429	-465,347	-221,069	-630,392
3.03	Gross profit	-14,298	6,925	76,455	219,740
3.04	Operating expenses/income	-50,238	-156,541	-48,498	-108,851
3.04.01	Selling expenses	-21,455	-53,472	-18,620	-49,611
3.04.02	General and administrative expenses	-12,254	-58,779	-24,086	-80,436
3.04.05	Other operating expenses	-21,610	-68,294	-38,878	-102,059
3.04.05.01	Depreciation and amortization	-8,025	-22,125	-7,575	-22,972
3.04.05.02	Other operating expenses	-13,585	-46,169	-31,303	-79,087
3.04.06	Income from equity method investments	5,081	24,004	33,086	123,255
3.05	Income (loss) before financial results and income taxes	-64,536	-149,616	27,957	110,889
3.06	Financial	-8,086	-14,672	-22,200	-44,995
3.06.01	Financial income	3,696	41,405	17,002	52,434
3.06.02	Financial expenses	-11,782	-56,077	-39,202	-97,429
3.07	Income before income taxes	-72,622	-164,288	5,757	65,894
3.08	Income and social contribution taxes	-	-	7,729	7,729
3.08.01	Current	-	-	-383	-383
3.08.02	Deferred	-	-	8,112	8,112
3.09	Income (loss) from continuing operation	-72,622	-164,288	13,486	73,623
3.11	Income (loss) for the period	-72,622	-164,288	13,486	73,623
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	-0.19970	-0.45180	0.03670	0.20030
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	-0.19970	-0.45180	0.03646	0.19900

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2016 to 09/30/2016	YEAR TO DATE 01/01/2016 to 09/30/2016	SAME QUARTER FROM PREVIOUS YEAR 07/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
4.01	Income (loss) for the period	-72,622	-164,288	13,486	73,623
4.03	Comprehensive income (loss) for the period	-72,622	-164,288	13,486	73,623

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
6.01	Net cash from operating activities	58,155	-22,168
6.01.01	Cash generated in the operations	-54,238	134,309
6.01.01.01	Income (loss) before income and social contribution taxes	-164,288	65,894
6.01.01.02	Income from equity method investments	-24,004	-123,255
6.01.01.03	Stock options expenses	5,506	5,859
6.01.01.04	Unrealized interest and finance charges, net	72,727	49,017
6.01.01.05	Financial instruments	-13,525	17,610
6.01.01.06	Depreciation and amortization	22,125	22,972
6.01.01.07	Provision for legal claims	43,511	66,669
6.01.01.08	Provision for profit sharing	12,500	17,000
6.01.01.09	Warranty provision	-9,234	11,102
6.01.01.10	Write-off of property and equipment, net	279	146
6.01.01.11	Allowance for doubtful accounts	7,871	1,091
6.01.01.12	Provision for realization of non-financial assets - properties for sale	-6,302	-
6.01.01.14	Provision for penalties due to delay in construction works	-1,404	204
6.01.02	Variation in assets and liabilities	112,393	-156,477
6.01.02.01	Trade accounts receivable	155,261	-94,844
6.01.02.02	Properties for sale	2,463	-41,531
6.01.02.03	Other accounts receivable	-5,556	1,440
6.01.02.04	Prepaid expenses	-6	5,719
6.01.02.05	Obligations for purchase of properties and adv. from customers	-77,891	-53,176
6.01.02.06	Taxes and contributions	-5,927	-93
6.01.02.07	Suppliers	-2,694	-13,464
6.01.02.08	Salaries and payable charges	-10,990	-16,318
6.01.02.09	Transactions with related parties	169,196	132,804
6.01.02.10	Other obligations	-111,463	-76,631
6.01.02.11	Income tax and social contribution payable	-	-383
6.02	Net cash from investing activities	125,435	78,744
6.02.01	Purchase of property and equipment and intangible assets	-19,948	-21,978
6.02.02	Increase in investments	-19,595	-2,221
6.02.03	Redemption of short-term investments	867,144	2,379,746
6.02.04	Purchase of short-term investments	-702,166	-2,276,803
6.03	Net cash from financing activities	-154,386	-60,892
6.03.02	Increase in loans, financing and debentures	348,800	526,871
6.03.03	Payment of loans, financing and debentures	-546,294	-555,222
6.03.04	Repurchase of treasury shares	-8,693	-24,157
6.03.06	Loan transactions with related parties	7,530	-5,334
6.03.07	Obligation with investors	-2,433	-3,649
6.03.08	Disposal of treasury shares	2,149	3,023
6.03.09	Result of the disposal of treasury shares	-2,140	-2,424
6.03.10	Assignment of receivables	46,695	-
6.05	Net increase (decrease) of cash and cash equivalents	29,204	-4,316
6.05.01	Cash and cash equivalents at the beginning of the period	44,044	33,792
6.05.02	Cash and cash equivalents at the end of the period	73,248	29,476

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 09/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491
5.04	Capital transactions with shareholders	-	-2,612	-2,140	-	-	-4,752
5.04.03	Stock option plan	-	3,932	-	-	-	3,932
5.04.04	Treasury shares acquired	-	-8,693	-	-	-	-8,693
5.04.05	Treasury shares sold	-	2,149	-2,140	-	-	9
5.05	Total of comprehensive income (loss)	-	-	-	-164,288	-	-164,288
5.05.01	Net income (loss) for the period	-	-	-	-164,288	-	-164,288
5.07	Closing balance	2,740,662	48,242	301,835	-164,288	-	2,926,451

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 09/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	-9,162	323,845	-	-	3,055,345
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	-	-	3,055,345
5.04	Capital transactions with shareholders	-	58,584	-76,638	-	-	-18,054
5.04.03	Stock option plan	-	5,504	-	-	-	5,504
5.04.04	Treasury shares acquired	-	-24,157	-	-	-	-24,157
5.04.05	Treasury shares sold	-	3,023	-2,424	-	-	599
5.04.08	Treasury shares cancelled	-	74,214	-74,214	-	-	-
5.05	Total of comprehensive income (loss)	-	-	-	73,623	-	73,623
5.05.01	Net income (loss) for the period	-	-	-	73,623	-	73,623
5.07	Closing balance	2,740,662	49,422	247,207	73,623	-	3,110,914

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
7.01	Revenues	515,562	932,947
7.01.01	Real estate development, sales and services	523,433	934,038
7.01.04	Allowance for doubtful accounts	-7,871	-1,091
7.02	Inputs acquired from third parties	-428,289	-627,878
7.02.01	Cost of Sales and/or Services	-371,342	-541,687
7.02.02	Materials, energy, outsourced labor and other	-56,947	-86,191
7.03	Gross value added	87,273	305,069
7.04	Retentions	-22,125	-22,972
7.04.01	Depreciation and amortization	-22,125	-22,972
7.05	Net value added produced by the Company	65,148	282,097
7.06	Added value received on transfer	65,409	175,689
7.06.01	Income from equity method investments	24,004	123,255
7.06.02	Financial income	41,405	52,434
7.07	Value added total to be distributed	130,557	457,786
7.08	Value added distribution	130,557	457,786
7.08.01	Personnel and payroll charges	82,318	98,560
7.08.02	Taxes and contributions	57,704	92,097
7.08.03	Compensation	154,823	193,506
7.08.03.01	Interest	150,082	186,135
7.08.03.02	Rent	4,741	7,371
7.08.04	Compensation	-164,288	73,623
7.08.04.03	Net income (Retained losses)	-164,288	73,623

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2016	PRIOR YEAR 12/31/2015
1	Total Assets	6,353,318	6,760,332
1.01	Current Assets	4,138,994	4,316,764
1.01.01	Cash and cash equivalents	161,340	82,640
1.01.01.01	Cash and banks	64,321	69,560
1.01.01.02	Short-term investments	64,183	13,080
1.01.01.03	Funds deposited with third parties	32,836	-
1.01.02	Short-term investments	448,558	629,671
1.01.02.01	Fair value of short-term investments	448,558	629,671
1.01.02.01.02	Short-term investments avaliable for sale	448,558	629,671
1.01.03	Accounts receivable	1,129,351	1,395,273
1.01.03.01	Trade accounts receivable	1,129,351	1,395,273
1.01.03.01.01	Receivables from clients of developments	1,069,377	1,357,122
1.01.03.01.02	Receivables from clients of construction and services rendered	59,974	38,151
1.01.04	Inventories	2,118,652	1,880,377
1.01.07	Prepaid expenses	5,811	7,171
1.01.07.01	Prepaid expenses and others	5,811	7,171
1.01.08	Other current assets	275,282	321,632
1.01.08.03	Other	275,282	321,632
1.01.08.03.01	Non current assets	74,753	105,857
1.01.08.03.02	Other accounts receivable and others	120,032	120,657
1.01.08.03.03	Receivables from related parties	80,497	95,118
1.02	Non current assets	2,214,324	2,443,568
1.02.01	Non current assets	1,122,097	1,349,404
1.02.01.03	Accounts receivable	440,056	407,091
1.02.01.03.01	Receivables from clients of developments	440,056	407,091
1.02.01.04	Inventories	523,895	750,240
1.02.01.09	Others non current assets	158,146	192,073
1.02.01.09.03	Others accounts receivable and others	92,702	82,880
1.02.01.09.04	Receivables from related parties	56,341	109,193
1.02.01.09.05	Derivative financial instruments	9,103	-
1.02.02	Investments	964,700	967,646
1.02.02.01	Interest in associates and affiliates	964,700	967,646
1.02.03	Property and equipment	55,633	49,176
1.02.03.01	Operation property and equipment	55,633	49,176
1.02.04	Intangible assets	71,894	77,342
1.02.04.01	Intangible assets	46,418	51,866
1.02.04.02	Goodwill	25,476	25,476

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 9/30/2016	PRIOR YEAR 12/31/2015
2	Total Liabilities	6,353,318	6,760,332
2.01	Current liabilities	1,964,444	2,048,969
2.01.01	Social and labor obligations	64,472	60,102
2.01.01.02	Labor obligations	64,472	60,102
2.01.01.02.01	Salaries, payroll charges and profit sharing	64,472	60,102
2.01.02	Suppliers	66,018	57,335
2.01.03	Tax obligations	81,677	102,057
2.01.03.01	Federal tax obligations	81,677	102,057
2.01.04	Loans and financing	1,024,422	1,061,986
2.01.04.01	Loans and financing	650,973	672,365
2.01.04.01.01	In Local Currency	650,973	672,365
2.01.04.02	Debentures	373,449	389,621
2.01.05	Other obligations	629,166	667,177
2.01.05.01	Payables to related parties	94,355	87,100
2.01.05.02	Other	534,811	580,077
2.01.05.02.01	Dividends and interest on capital payable	17,682	17,682
2.01.05.02.04	Obligations for purchase of properties and advances from customers	369,029	361,420
2.01.05.02.06	Other obligations	106,760	163,437
2.01.05.02.07	Obligations assumed on the assignment of receivables	34,396	23,482
2.01.05.02.08	Derivative financial instruments	6,944	14,056
2.01.06	Provisions	98,689	100,312
2.01.06.01	Tax, labor and civil lawsuits	98,689	100,312
2.01.06.01.01	Tax lawsuits	233	220
2.01.06.01.02	Labor lawsuits	17,660	15,516
2.01.06.01.04	Civil lawsuits	80,796	84,576
2.02	Non current liabilities	1,460,125	1,614,127
2.02.01	Loans and financing	1,025,589	1,088,807
2.02.01.01	Loans and financing	739,092	620,470
2.02.01.01.01	Loans and financing in local currency	739,092	620,470
2.02.01.02	Debentures	286,497	468,337
2.02.02	Other obligations	273,337	366,161
2.02.02.01	Liabilities with related parties	49,969	41,002
2.02.02.02	Other	223,368	325,159
2.02.02.02.03	Obligations for purchase of properties and advances from customers	131,149	248,514
2.02.02.02.04	Other liabilities	33,920	33,216
2.02.02.02.06	Obligations assumed on the assignment of receivables	58,299	35,811
2.02.02.02.07	Derivative financial instruments	-	7,618
2.02.03	Deferred taxes	22,173	16,489
2.02.03.01	Deferred income tax and social contribution	22,173	16,489
2.02.04	Provisions	139,026	142,670
2.02.04.01	Tax, labor and civil lawsuits	139,026	142,670
2.02.04.01.01	Tax lawsuits	3	180
2.02.04.01.02	Labor lawsuits	62,730	77,445
2.02.04.01.04	Civil lawsuits	76,293	65,045
2.03	Equity	2,928,749	3,097,236
2.03.01	Capital	2,740,662	2,740,662
2.03.01.01	Capital	2,740,662	2,740,662
2.03.02	Capital Reserves	48,242	50,854
2.03.02.04	Granted options	151,983	148,051
2.03.02.05	Treasury shares	-32,524	-25,980
2.03.02.07	Reserve for expenditures with public offering	-71,217	-71,217
2.03.04	Income Reserve	301,835	303,975
2.03.04.01	Legal Reserve	35,316	35,316
2.03.04.02	Statutory Reserve	266,519	268,659
2.03.05	Retained earnings/accumulated losses	-164,288	-
2.03.09	Non-controlling interest	2,298	1,745

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2016 to 09/30/2016	YEAR TO DATE 01/01/2016 to 09/30/2016	SAME QUARTER FROM PREVIOUS YEAR 07/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
3.01	Gross Sales and/or Services	538,780	1,417,685	624,043	1,735,073
3.01.01	Revenue from real estate development	574,650	1,524,385	674,771	1,882,552
3.01.03	Taxes on real estate sales and services	-35,870	-106,700	-50,728	-147,479
3.02	Cost of sales and/or services	-446,887	-1,160,100	-447,823	-1,251,110
3.02.01	Cost of real estate development	-446,887	-1,160,100	-447,823	-1,251,110
3.03	Gross profit	91,893	257,585	176,220	483,963
3.04	Operating expenses/income	-142,504	-378,260	-146,268	-384,990
3.04.01	Selling expenses	-50,255	-126,788	-38,826	-106,574
3.04.02	General and administrative expenses	-49,472	-136,195	-50,948	-143,686
3.04.05	Other operating expenses	-36,099	-113,501	-58,551	-148,387
3.04.05.01	Depreciation and amortization	-11,069	-32,451	-12,444	-35,674
3.04.05.02	Other operating expenses	-25,030	-81,050	-46,107	-112,713
3.04.06	Income from equity method investments	-6,678	-1,776	2,057	13,657
3.05	Income (loss) before financial results and income taxes	-50,611	-120,675	29,952	98,973
3.06	Financial	-17,465	-21,895	-19,689	-25,220
3.06.01	Financial income	11,918	72,359	23,122	100,004
3.06.02	Financial expenses	-29,383	-94,254	-42,811	-125,224
3.07	Income before income taxes	-68,076	-142,570	10,263	73,753
3.08	Income and social contribution taxes	-3,961	-19,679	3,150	-3,256
3.08.01	Current	-2,098	-15,114	-7,752	-14,984
3.08.02	Deferred	-1,863	-4,565	10,902	11,728
3.09	Income (loss) from continuing operation	-72,037	-162,249	13,413	70,497
3.11	Income (loss) for the period	-72,037	-162,249	13,413	70,497
3.11.01	Income (loss) attributable to the Company	-72,622	-164,288	13,486	73,623
3.11.02	Net income attributable to non-controlling interests	585	2,039	-73	-3,126
3.99	Earnings per Share – (Reais / Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	ON	-0.19970	-0.45180	0.03670	0.20030
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	ON	-0.19970	-0.45180	0.03646	0.19900

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 07/01/2016 to 09/30/2016	YEAR TO DATE 01/01/2016 to 09/30/2016	SAME QUARTER FROM PREVIOUS YEAR 07/01/2015 to 09/30/2015	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
4.01	Consolidated Income (loss) for the period	-37,861	-163,697	13,413	70,497
4.03	Consolidated comprehensive income (loss) for the period	-37,861	-163,697	13,413	70,497
4.03.01	Income (loss) attributable to the Company	-38,438	-164,288	13,486	73,623
4.03.02	Net income attributable to the noncontrolling interests	577	591	-73	-3,126

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
6.01	Net cash from operating activities	93,287	-12,910
6.01.01	Cash generated in the operations	50,009	300,211
6.01.01.01	Income (loss) before income and social contribution taxes	-142,570	73,753
6.01.01.02	Stock options expenses	6,557	7,465
6.01.01.03	Unrealized interest and finance charges, net	94,769	59,754
6.01.01.04	Depreciation and amortization	32,451	35,674
6.01.01.05	Write-off of property and equipment, net	3,801	946
6.01.01.06	Provision for legal claims	64,928	87,006
6.01.01.07	Warranty provision	-11,837	8,541
6.01.01.08	Provision for profit sharing	22,821	25,449
6.01.01.09	Allowance for doubtful accounts	11,088	3,150
6.01.01.10	Provision for realization of non-financial assets - properties for sale	-19,296	-2,453
6.01.01.11	Provision for penalties due to delay in construction works	-953	-606
6.01.01.12	Financial instruments	-13,526	17,610
6.01.01.13	Income from equity methods investments	1,776	-13,657
6.01.01.15	Write-off of investments	-	-2,421
6.01.02	Variation in assets and liabilities	43,278	-313,121
6.01.02.01	Trade accounts receivable	216,811	-142,415
6.01.02.02	Properties for sale	23,102	-23,453
6.01.02.03	Other accounts receivable	-17,657	1,278
6.01.02.04	Transactions with related parties	82,128	16,465
6.01.02.05	Prepaid expenses	1,360	7,568
6.01.02.06	Suppliers	8,683	-16,335
6.01.02.07	Obligations for purchase of properties and adv. from customers	-109,756	-49,604
6.01.02.08	Taxes and contributions	-20,380	189
6.01.02.09	Salaries and payable charges	-18,451	-18,202
6.01.02.10	Other obligations	-102,883	-85,356
6.01.02.11	Income tax and social contribution paid	-19,679	-3,256
6.02	Net cash from investing activities	128,585	154,736
6.02.01	Purchase of property and equipment and intangible assets	-37,261	-37,523
6.02.02	Redemption of short-term investments	2,838,803	4,097,940
6.02.03	Purchase of short-term investments	-2,657,690	-3,904,527
6.02.04	Investments	-15,267	-1,154
6.03	Net cash from financing activities	-143,172	-183,839
6.03.02	Increase in loans, financing and debentures	704,252	643,937
6.03.03	Payment of loans and financing	-899,803	-805,510
6.03.06	Payables to venture partners	-1,752	-2,096
6.03.07	Loan transactions with related parties	8,987	3,388
6.03.08	Repurchase of treasury shares	-8,693	-24,157
6.03.09	Disposal of treasury shares	2,149	3,023
6.03.10	Result of the disposal of treasury shares	-2,140	-2,424
6.03.11	Assignment of receivables	53,828	-
6.05	Net increase (decrease) of cash and cash equivalents	78,700	-42,013
6.05.01	Cash and cash equivalents at the beginning of the period	82,640	109,895
6.05.02	Cash and cash equivalents at the end of the period	161,340	67,882

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2016 TO 09/30/2016 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.03	Opening adjusted balance	2,740,662	50,854	303,975	-	-	3,095,491	1,745	3,097,236
5.04	Capital transactions with shareholders	-	-2,612	-2,140	-	-	-4,752	-1,535	-6,287
5.04.01	Capital increase	-	-	-	-	-	-	1,383	1,383
5.04.03	Stock option plan	-	3,932	-	-	-	3,932	-	3,932
5.04.04	Treasury shares acquired	-	-8,693	-	-	-	-8,693	-	-8,693
5.04.05	Treasury shares sold	-	2,149	-2,140	-	-	9	-	9
5.04.06	Dividends	-	-	-	-	-	-	-2,918	-2,918
5.05	Total of comprehensive income (loss)	-	-	-	-164,288	-	-164,288	2,039	-162,249
5.05.01	Net income (loss) for the period	-	-	-	-164,288	-	-164,288	2,039	-162,249
5.06	Reserves	-	-	-	-	-	-	49	49
5.06.01	Constitution of reserves	-	-	-	-	-	-	49	49
5.07	Closing balance	2,740,662	48,242	301,835	-164,288	-	2,926,451	2,298	2,928,749

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2015 TO 09/30/2015 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders equity	Non Controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	-9,162	323,845	-	-	3,055,345	3,058	3,058,403
5.03	Opening adjusted balance	2,740,662	-9,162	323,845	-	-	3,055,345	3,058	3,058,403
5.04	Capital transactions with shareholders	-	58,584	-76,638	-	-	-18,054	1,763	-16,291
5.04.01	Capital increase	-	-	-	-	-	-	1,763	1,763
5.04.03	Stock option plan	-	5,504	-	-	-	5,504	-	5,504
5.04.04	Treasury shares acquired	-	-24,157	-	-	-	-24,157	-	-24,157
5.04.05	Treasury shares sold	-	3,023	-2,424	-	-	599	-	599
5.04.08	Treasury shares cancelled	-	74,214	-74,214	-	-	-	-	-
5.05	Total of comprehensive income (loss)	-	-	-	73,623	-	73,623	-3,126	70,497
5.05.01	Net income (loss) for the period	-	-	-	73,623	-	73,623	-3,126	70,497
5.07	Closing balance	2,740,662	49,422	247,207	73,623	-	3,110,914	1,695	3,112,609

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2016 to 09/30/2016	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2015 to 09/30/2015
7.01	Revenues	1,524,385	1,882,552
7.01.01	Real estate development, sales and services	1,520,105	1,857,595
7.01.04	Allowance for doubtful accounts	4,280	24,957
7.02	Inputs acquired from third parties	-1,156,845	-1,277,972
7.02.01	Cost of Sales and/or Services	-1,027,192	-1,131,609
7.02.02	Material, energy, outsourced labor and other	-129,653	-146,363
7.03	Gross value added	367,540	604,580
7.04	Retentions	-32,451	-35,674
7.04.01	Depreciation and amortization	-32,451	-35,674
7.05	Net value added produced by the Company	335,089	568,906
7.06	Value added received on transfer	70,583	113,661
7.06.01	Income from equity method investments	-1,776	13,657
7.06.02	Financial income	72,359	100,004
7.07	Total value added to be distributed	405,672	682,567
7.08	Value added distribution	405,672	682,567
7.08.01	Personnel and payroll charges	175,088	171,432
7.08.02	Taxes and contributions	157,714	182,073
7.08.03	Compensation	237,158	255,439
7.08.03.01	Interest	227,162	244,726
7.08.03.02	Rent	9,996	10,713
7.08.04	Compensation	-164,288	73,623
7.08.04.03	Net income (Retained losses)	-164,288	73,623

Conference Call
November 9, 2016

► 8:00 am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

► 11h00 am Brasilia Time
In Portuguese
Telephone:
+55-11-3728-5971 (Brazil)
Code: Gafisa

Replay:
+55-11-3127-4999 (Brazil)
Code: 90403548
+55-11-3127-4999 (US)
Code: 51184247
IR Website: www.gafisa.com.br/ri

IR Contacts
Danilo Cabrera
Mariana Suarez
Phone: +55 11 3025-9242 / 9978
E-mail: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina da Notícia  - Comunicação Integrada
Giovanna Bambicini
Phone: +55 11 3147-7414
Fax: +55 11 3147-7900
E-mail: gafisa@grupomaquina.com

Shares
GFSA3 – Bovespa
GFA – NYSE
Total shares outstanding: 378,066,162
Average daily trading volume (90 days²):
R$17.2 million
(1) Including 14,160,533 treasury shares;
(2) Until September 30, 2016

FOR IMMEDIATE RELEASE - São Paulo, November 8, 2016 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the third quarter ended September 30, 2016.

GAFISA RELEASES
3Q16 RESULTS

MANAGEMENT COMMENTS AND HIGHLIGHTS

Conditions in the real estate sector remain impacted by Brazil’s recessive environment. The combination of the political crisis experienced since 2015 and economic contraction has had a severe impact on the Brazilian real estate market. Gafisa, due to the diversification of its operations, serving both the upper-middle income segment and the low-income segment, experiences different realities that have allowed us to partially mitigate the negative effects of this period.

Once again, the Gafisa and Tenda segments faced substantially different market environments throughout the quarter. The Gafisa segment, which continues to be impacted by a weak macroeconomic environment, remains committed to improved operational and business performance by searching for the adequate development of new projects. The Tenda segment, conversely, took advantage of the low-income market’s resilience and continued to expand the scale of its business model, despite macroeconomic conditions.

In keeping with more balanced supply and demand dynamics in the 3Q16, the Gafisa segment  advanced the development of new projects and launched four projects/phases in the city of São Paulo, accounting for R$411.0 million in PSV, ending the first nine months with R$621.4 million in new projects launched.

We would like to point out the solid  commercial performance of these launches, whose speed of sales reached 30.7% in the period, which may signal a slight improvement in consumer confidence.

We highlight in particular two new products: MOOV Vila Prudente and MOOV Freguesia do Ó, whose average speed of sales reached 51.6%, well above the industry average in recent years. It is worth mentioning that this trend is also evident in this quarter’s launches. Such evolution in the sales speed of launches attests not only a gradual increase in consumer confidence, but also the Company's success in improving its operating processes in recent years, with improvements in the areas of development, products, sales and construction.

Despite prevailing political and economic headwinds in the 3Q16, the segment achieved its best quarterly operating performance of the year. In addition to a 39.1% q-o-q increase in gross sales to R$364.4 million, another important driver of 3Q results was the reduction in the volume of dissolutions.

As a result of these factors, 3Q16 net pre-sales reached R$258.3 million, up 99.5% from the previous quarter, and accounting for 56.8% of total net pre-sales in 9M16.

Even taking into consideration the solid performance of projects launched in the period, the Gafisa segment’s SoS remains highly impacted by current market’s challenges, reflected in the low volume of net sales of some inventory products. In the 3Q16, Sos reached 11.5%, higher when compared to 2015. SoS in the last twelve months reached 26.1%. The volume of dissolutions in 3Q16, while slightly improved, continues to reflect the weak economic scenario and high volume of deliveries since the end of 2015. In 3Q16, the segment delivered R$935.7 million in PSV, totaling R$1.5 billion in delivered projects in 9M16.

The Gafisa segment ended 3Q16 with 19 projects under construction, all on schedule and within the delivery timeframe, reflecting Gafisa’s commitment to customers. The transfer volume reached R$126.0 million in 3Q16 and R$378.7 million in 9M16, showing an appropriate level of operational control and efficiency. Despite current credit restrictions, Gafisa maintains a strong relationship in partnering with banks for the transfer process.

The Company has maintained a focus on the sale of remaining units. As a result, 43.2% of net sales in 3Q16 and 58.0% in 9M16 were for products launched prior to current year. Considering the higher volume of dissolutions related to legacy projects, net sales were concentrated in more recent projects, impacting the Gafisa segment’s revenues.

Despite the first signs of stability in the market and the Company’s improved operating performance in the period, this improvement is not yet reflected in our financial results, which are still under pressure from the difficulty of selling some projects in inventory, and also from the effect of the long recession on the pricing of products. Continued recovery in the political and economic scenario over the next quarters, combined with the consequent upturn in the real estate market, should allow for a gradual recovery in the Company’s financial results over the coming periods.

In this regard, we will maintain a conservative approach, balancing the placement of new products on the market and prioritizing those with higher liquidity, so as to achieve an appropriate level of sales and profitability.

The Tenda low-income segment continues to demonstrate resilient performance, benefiting consolidated results in the period. Accordingly, the  segment continues to expand the scale of its new business model.

In 3Q16, Tenda further expanded the size of its operations, with launches totaling R$325.4 million. The launches were comprised of 9 projects/phases, in the states of São Paulo, Rio de Janeiro, Rio Grande do Sul, Pernambuco and Bahia. Launches accounted for 70.2% of the Tenda segment’s total sales and 38.4% of the segment’s total in 9M16.

The Tenda segment’s SoS reached 18.8%, lower than previous periods due to a higher volume of dissolutions.

3Q16 gross sales totaled R$318.7 million and dissolutions reached 25.1% of gross sales, resulting in net pre-sales of R$238.7 million. In the period, dissolutions were impacted by seasonality related to projects sold in “Feirão da Caixa” (2Q16), the introduction of in-person interviews in bank branches as an additional step in the process of analyzing and granting credit by financial agents, which led to annulments of already preapproved customers and the  review of Tenda’s unilateral dissolution process for sales not transferred after a period exceeding three months as the prior process allowed for some units to remain beyond the deadline deemed appropriate by the Company. We estimate that this last factor should result in a temporary increase in the level of company dissolutions before returning to the average levels that we expect.

Since 2013, when Tenda started its new model operations, the segment has launched 81 projects, representing a total of R$3.0 billion in PSV. Of this total, Tenda has delivered R$1.4 billion, comprised of 42 projects/phases. Notably, all projects related to the first year of new model operations (2013) have been completed and delivered on schedule. In relation to the 2014 projects, only one project/phase of 14 projects launched is still awaiting delivery. In 3Q16, the Tenda segment delivered 10 projects/phases, corresponding to 1,811 units, and representing R$265.1 million in PSV. In 9M16, the Tenda segment delivered 23 projects/phases, comprising 4,170 units and R$602.2 million in PSV.

The Tenda segment remains focused on increasing its scale by growing launches and implementing strategies designed to ensure a strong sales pace. The consistency of recent results from new model projects reaffirms management’s confidence in the 2016 business plan.

On a consolidated basis, Gafisa and Tenda launched R$736.4 million in 3Q16, ending the first nine months with R$1.6 billion in new projects. The Gafisa segment accounted for 56% of 3Q16 launches while Tenda accounted for the remaining 44%. Third quarter 2016 net pre-sales totaled R$497.0 million, an increase of 9.4% q-o-q., reaching R$1.3 billion in the year.

 Consolidated adjusted gross profit totaled R$142.0 million with a gross margin of 26.4%, which  remained impacted by challenges in the upper-middle income market. In 9M16, adjusted gross profit totaled R$390.5 million, with a gross margin of 27.5%.

The Company remains focused on a stabilized cost and expense structure. Selling, general and administrative expenses were R$49.5 million in 3Q16, slightly down y-o-y, reflecting the Company’s efforts to more efficiently respond to adjustments and movements of the real estate market. In 9M16, selling, general and administrative expenses dropped by 5.2%.

 Gafisa reported a 3Q16 consolidated net loss of R$72.6 million, compared to a loss of R$38.4 million recorded in 2Q16 and net income of R$13.5 million in 3Q15.

As a result of the better environment for the low income segment, Tenda has achieved its best quarterly profit since 2012, as a result of the maintenance of a more efficient operating performance and the scale gains over the last quarters. Gafisa, in turn, remains impacted by the delicate market moment of the upper income segment.

At the end of the period, the Net Debt/ Shareholders’ Equity ratio reached 49.3%, a slight increase compared to 2Q16, although in line with the Company’s business plan. Excluding project finance, the Net Debt/Shareholders’ Equity ratio was negative at 8.1% .

Consolidated operating cash generation reached R$97.4 million in the quarter and R$232.9 million in 9M16. Net cash generation totaled R$13.0 million in 3Q16 and R$8.8 million YTD.

We expect to maintain a conservative approach in the last quarter of 2016 as we seek to attain adequate sales and profitability levels. The Gafisa segment, through its improved operational performance, seeks to overcome this period of economic weakness. The Tenda segment, guided by resilience in the low-income segment and backed by positive results from new model projects.

The Company continues to advance guided by capital discipline, its profitability goals, and value creation for all shareholders.

Sandro Gamba Chief Executive Officer – Gafisa	Rodrigo Osmo Chief Executive Officer – Tenda

MAIN CONSOLIDATED FIGURES

Table 1- Operating and Financial Highlights (R$ 000 and % Company)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	736,359	545,038	35%	606,819	21%	1,590,043	1,402,352	13%
Launches, Units	3,170	3,166	0%	3,249	-2%	8,197	7,430	10%
Net Pre-sales	497,018	454,511	9%	492,803	1%	1,284,869	1,448,278	-11%
Pre-sales, Units	2,312	2,730	-15%	2,332	-1%	7,180	6,635	8%
Pre-sales of Launches	337,573	165,273	104%	233,976	44%	532,962	468,138	14%
Sales over supply (SoS)	14.2%	13.9%	30 bps	14.8%	-60 bps	31.5%	33.8%	-230 bps
Delivered projects (PSV)	1,200,766	687,726	75%	197,539	508%	2,054,992	1,937,747	6%
Delivered projects, Units	3,710	3,136	18%	1,304	185%	7,501	7,576	-1%
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Adjusted Gross Profit[1]	141,980	138,276	3%	223,777	-37%	390,493	603,465	-35%
Adjusted Gross Margin[1]	26.4%	29.2%	-280 bps	35.9%	-950 bps	27.5%	34.8%	-730 bps
Adjusted EBITDA[2]	14,893	22,397	-34%	92,581	-84%	53,467	261,778	-80%
Adjusted EBITDA Margin[2]	2.8%	4.7%	-190 bps	14.8%	-1,200 bps	3.8%	15.1%	-1,130 bps
Net Income (Loss)	(72,622)	(38,439)	89%	13,486	-638%	(164,288)	73,623	-323%
Backlog Revenues	663,836	667,368	-1%	808,851	-18%	663,836	808,851	-18%
Backlog Results[3]	259,193	259,864	0%	324,850	-20%	259,193	324,850	-20%
Backlog Margin[3]	39.0%	38.9%	10 bps	40.2%	-120 bps	39.0%	40.2%	-120 bps
Net Debt + Investor Obligations	1,443,256	1,455,766	-1%	1,571,811	-8%	1,443,256	1,571,811	-8%
Cash and cash equivalents	609,898	618,569	-1%	921,828	-34%	609,898	921,828	-34%
Shareholders’ Equity	2,926,451	2,998,075	-2%	3,110,914	-6%	2,926,451	3,110,914	-6%
Shareholders’ Equity + Minority	2,928,749	3,001,290	-2%	3,112,609	-6%	2,928,749	3,112,609	-6%
Total Assets	6,353,318	6,548,124	-3%	7,059,524	-10%	6,353,318	7,059,524	-10%
(Net Debt +Obligations) / (SE + Minority)	49.3%	48.5%	80 bps	50.5%	-120 bps	49.3%	50.5%	-120 bps

1)    Adjusted by capitalized interests.

2)    Adjusted by expenses with stock option plans (non-cash), minority. Consolidated EBITDA considers the equity income from Alphaville.

3)    Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)    Cash and cash equivalents, and short-term investments.

5)    Backlog results comprise the projects restricted by condition precedent.

FINANCIAL RESULTS

▪  3Q16 net revenue recognized by the “PoC” method was R$268.3 million in the Gafisa segment and R$270.5 million in the Tenda segment. This resulted in 3Q16 consolidated revenue of R$538.8 million, a decrease of 13.7% year-on-year and an increase of 13.8% from the previous quarter. In 9M16, consolidated net revenue was R$1.4 billion, a reduction of 18.3% compared with 9M15.

▪  Adjusted gross profit for 3Q16 was R$142.0 million, higher than R$138.3 million in 2Q16 and lower than R$223.8 million recorded in the past year. Adjusted gross margin reached 26.4%, compared to 29.2% in 2Q16 and 35.9% in 3Q15. The Gafisa segment accounted for an adjusted gross profit of R$47.2 million, with an adjusted gross margin of 17.6%, while the Tenda segment accounted for an adjusted gross profit of R$94.8 million, with a margin of 35.0%. In 9M16, adjusted gross profit was R$390.5 million with adjusted gross margin of 27.5%, compared to R$603.5 million in 9M15.

▪  Consolidated Adjusted EBITDA was R$14.9 million in 3Q16, with an adjusted EBITDA margin of 2.8%. The Gafisa segment reported adjusted EBITDA of R$15.7 million, while the Tenda segment’s adjusted EBITDA was positive with R$39.7 million. In 9M16, consolidated Adjusted EBITDA was R$53.5 million, 79.6% lower than R$261.8 million in 9M15. Please note that consolidated adjusted EBITDA includes Alphaville equity income, while the Gafisa segment’s adjusted EBITDA is net of this effect.

▪  The Company reported a 3Q16 net loss of R$72.6 million compared to a net loss of R$38.4 million in 2Q16, and net profit of R$13.5 million in 3Q15. The Gafisa segment reported a net loss of R$95.7 million, while the Tenda segment reported a net profit of R$23.0 million. Year-to-date, the Company reported a consolidated net loss of R$164.3 million.

▪  Operating cash generation totaled R$97.4 million in 3Q16, finishing the 9M16 with cash generation of R$232.9 million. Net cash generation in the quarter was R$13.0 million, with an accumulated cash generation of R$8.8 million in 9M16.

OPERATING RESULTS

▪  Total Company launches were R$736.4 million in 3Q16, comprised of 13 projects in the states of São Paulo, Rio de Janeiro, Pernambuco, Bahia and Rio Grande do Sul, up from R$606.8 million launched in 3Q15. The Gafisa segment accounted for 56% of the quarter’s launches, while the Tenda segment accounted for the remaining 44%. 9M16 launches totaled R$1.6 billion.

▪  Net pre-sales totaled R$497.0 million in 3Q16, an increase of 9.4% from the R$454.5 million recorded in 2Q16 and stable y-o-y. The Gafisa segment accounted for R$258.3 million and the Tenda segment for R$238.7 million in 9M16. Consolidated sales from launches in the quarter represented 63.2% of the total, while sales from inventory comprised the remaining 36.8%. The Company reached R$1.3 billion in net pre-sales in the first nine months of the year.

▪  Consolidated sales over supply (SoS) reached 14.2% in 3Q16 compared to 13.9% in 2Q16 14.8% in 3Q15. On a trailing 12-month basis, Gafisa’s SoS was 26.1%, while Tenda’s SoS was 50.9%.

▪  Consolidated inventory at market value increased 6.7% related to 2Q16, at R$3.0 billion. Gafisa’s inventory ended the quarter at R$2.0 billion, while Tenda’s inventory totaled R$1.0 billion.

▪  Throughout the third quarter, the Company delivered 17 projects/phases, totaling 3,710 units, accounting for R$1.2 billion in PSV. In regards to the first nine months, the company delivered 36 projects/phases and 7,501 units, accounting for R$2.1 billion in PSV.

ANALYSIS OF RESULTS

Gafisa Segment

Sales Volume, Revenue Level and Profitability Impacted by the
 Challenging Market Environment

Table 2 – Gafisa Segment – Operating and Financial Highlights (R$ 000 and % Gafisa)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	410,966	130,360	215%	288,234	43%	621,429	616,046	1%
Net pre-sales	258,332	129,519	99%	247,608	4%	454,693	669,599	-32%
Net pre-sales of launches	170,130	35,867	374%	71,433	138%	214,183	152,842	40%
Sales over Supply (SoS)	11.5%	6.3%	520 bps	11.0%	50 bps	18.7%	25.0%	-630 bps
Delivered projects (Units)	1,899	1,241	53%	0	-	3,331	3,345	0%
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Adjusted Gross Profit[1]	47,221	65,325	-28%	152,627	-69%	148,522	405,229	-63%
Adjusted Gross Margin[1]	17.6%	30.7%	-1,310 bps	37.9%	-2,030 bps	22.8%	37.1%	-1,430 bps
Adjusted EBITDA [2]	(15,693)	12,491	-226%	66,846	-123%	(21,346)	177,535	-
Adjusted EBITDA Margin [2]	-5.8%	5.9%	-1,170 bps	16.6%	-2,240 bps	-3.3%	16.3%	-1,960 bps
Net Income (Loss)	(95,667)	(47,061)	103%	1,656	-	(200,749)	30,312	-
Backlog Revenues	394,475	366,368	8%	557,508	-29%	394,475	557,508	-29%
Backlog Results[3]	143,324	133,975	7%	215,810	-34%	143,324	215,810	-34%
Backlog Margin³	36.3%	36.6%	-30 bps	38.7%	-240 bps	36.3%	38.7%	-240 bps

1)         Adjusted by capitalized interests.

2)      Adjusted by expenses with stock option plans (non-cash), minority. Gafisa’s Consolidated EBITDA does not consider the equity income from Alphaville.

3)      Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4)      Backlog results comprise the projects restricted by condition precedent

Despite the strong performance of projects launched in the quarter, ongoing recessive scenario in Brazil keeps negatively impacting Gafisa segment’s financial results in 3Q16, in particular the level of inventory gross sales, volume of dissolutions and prices of the inventory projects. Despite a greater share of projects launched before 2015 in the 3Q16 gross sales mix (48.2% of gross sales), the high volume of dissolutions related to these projects (96.3% of dissolutions in the quarter) ended up concentrating part of the net volume of sales from inventory of more recent projects. Thus, revenues in the quarter were once again impacted by the following items: (i) lower volume of net sales in the period; and (ii) higher concentration of net sales in projects with slower evolution of work in progress.

Reflecting the operational variables mentioned above, the Gafisa segment ended 3Q16 with a gross margin of 0.4% compared to 27.0% in 3Q15 and 12.3% in 2Q16. The result was impacted by the following effects: (i) R$16.3 million non-recurrent loss from the sale of a land parcel with potential development directed to the commercial segment; (ii) R$9.5 million referring to a higher provision for a guarantee due to the increased volume of projects delivered in 3Q16; (iii) pricing adjustments on the sale of remaining units in response to current market prices, and; (iv) accounting effect related to higher appropriation of financial costs of recently launched projects with good sales speed, which suspension clause (of projects that are no longer subject to restriction) occurred in the period. Adjusted gross margin reached 17.6% in the quarter and 22.8% in the last 9 months.

Excluding the non-recurring effect of the sale of the land parcel mentioned above, Gafisa segment’s gross margin would have reached 6.4% in the 3Q16, while adjusted gross margin would be 23.7% in 3Q16 and 25.3% in 9M16.

Net Income

Net loss for the period was R$95.7 million compared to a loss of R$47.1 million in 2Q16 and a profit of R$1.7 million in 3Q15. Excluding the net loss from Alphaville equity income, which totaled R$9.2 million in the quarter, the Gafisa segment reported a 3Q16 net loss of R$86.5 million, compared to a net loss of R$35.1 million in 2Q16 and net profit of R$0.5 million in 3Q15. In 9M16, the Gafisa segment posted a net loss of R$190.5 million.

 As previously stated, this was due to the following factors: (i) maintenance of lower level of revenues; (ii) lower gross margin level due to the factors detailed above; and (iii) the negative contribution of AUSA equity income. Alphaville performance is being affected by the Company’s lower operating volumes in 2016 (launches and sales), with direct reflect in the quarter's revenue level, besides the worsened net financial result, impacted by the higher cost of debt, compared to the previous year. In 9M16, Gafisa segment net loss including Alphaville equity income reached R$200.7 million.

Table 3 – Gafisa Segment – Net Income (R$ Million)

	3Q16	2Q16	3Q15	9M16	9M15
Adjusted Gross Profit	47.2	65.3	152.6	148.5	405.2
Adjusted Gross Margin	17.6%	30.7%	37.9%	22.8%	37.1%
Net Income	(95.7)	(47.1)	1.7	(200.7)	30.3
Equity Income from Alphaville	(9.2)	(12.0)	1.2	(10.2)	23.3
Net Profit Ex-Alphaville	(86.5)	(35.1)	0.5	(190.5)	7.0

Tenda Segment

Operating and Financial Profitability Supported
by Increased Scale and the Improved Performance of the New Model

Table 4 – Tenda Segment – Operating and Financial Highlights (R$ 000 and % Tenda)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	325,393	414,678	-22%	318,585	2%	968,614	786,306	23%
Net pre-sales	238,686	324,992	-27%	245,195	-3%	830,176	778,679	7%
Net pre-sales of Launches	167,443	129,406	29%	162,543	3%	318,778	315,296	1%
Sales over Supply ( SoS)	18.8%	26.4%	-760 bps	23.0%	-420 bps	44.7%	48.7%	-400 bps
Delivered projects ( Units)	1,811	1,895	-4%	1,304	39%	4,170	4,231	-1%
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Adjusted Gross Profit[1]	94,759	72,951	30%	71,150	33%	241,971	198,235	22%
Adjusted Gross Margin[1]	35.0%	28.0%	700 bps	32.1%	290 bps	31.6%	30.8%	80 bps
Adjusted EBITDA[2]	39,744	21,858	82%	24,567	62%	85,042	60,902	40%
Adjusted EBITDA Margin[2]	14.7%	8.4%	630 bps	11.1%	360 bps	11.1%	9.5%	160 bps
Net Income ( Loss)	23,045	8,622	167%	11,830	95%	36,461	43,311	-16%
Backlog Revenues	269,361	301,000	-11%	251,343	7%	269,361	251,343	7%
Backlog Results[3]	115,869	125,889	-8%	109,040	6%	115,869	109,040	6%
Backlog Margin³	43.0%	41.8%	120 bps	43.4%	-40 bps	43.0%	43.4%	-40 bps

1) Adjusted by capitalized interests.

2) Adjusted by expenses with stock option plans (non-cash), minority. Tenda does not hold equity interest in Alphaville.

3) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

4) Backlog results comprise the projects restricted by condition precedent.

During 3Q16, Tenda continued to increase the scale its operations, supported by sales and launch performance, thus enabling a solid level of net revenue.

3Q16 adjusted gross margin was up 35.0%, compared with 28.0% in 2Q16 and 32.1% in 3Q15, due to the accounting reclassification of R$11.1 million in the balance of provision for co-obligation of interest rates on construction works owed by customers transferred and charged by financial institutions during period of works, which is now accounted for under Financial Result. Excluding this impact, the adjusted gross margin would have been 32.2% in 3Q16.

                Selling, general and administrative expenses ended the 9M16 at R$127.2 million, 15.4% higher than 9M15, but in line with the expansion of Tenda’s operations; launch volumes increased by 23.2% in the period, compared to 9M15.

Adjusted EBITDA totaled R$39.7 million, with adjusted EBITDA margin of 14.7% in 3Q16. Adjusted EBITDA increased from R$24.6 million in 3Q15 and R$21.9 million in 2Q16. Year-to-date, adjusted EBITDA reached R$85.0 million with an adjusted EBITDA margin of 11.1%.

Net Income

Tenda’s 3Q16 net income was R$ 23.0 million, up from net income of R$11.8 million recorded in 3Q15 and R$8.6 million in 2Q16. In 9M16, net income was R$36.5 million.

The 3Q16 results are attributable to: (i) higher volume of revenues, (ii) higher gross margin level and adjusted EBITDA.

Table 5 –Tenda Segment – Net Income (R$ Million)

	3Q16	2Q16	3Q15	9M16	9M15
Adjusted Gross Profit	94.8	73.0	71.2	242.0	198.2
Adjusted Gross Margin	35.0%	28.0%	32.1%	31.6%	30.8%
Net Income	23.0	8.6	11.8	36.5	43.3

RECENT EVENTS

UPDATE ON THE SEPARATION PROCESS OF THE GAFISA AND TENDA UNITS

On October 19, 2016, the Company disclosed a Significant Fact informing that the members of Gafisa Board of Directors approved the filing with the CVM of a public offering of secondary distribution of common shares issued by Tenda and owned by Gafisa.

The Offer will be subject to the conditions of the local and international capital markets. The request for registration of the Offer will be analyzed and, therefore, the Offer will commence only after the granting of the proper registration by the CVM.

The Company will keep its shareholders and the market informed about the process and any developments pertaining to the issues of the potencial offer.

TENDA EARNINGS RELEASE – 3Q16 AND 9M16

On October 18, 2016, Construtora Tenda published its interim financial statements for the nine-month period ended September 30, 2016, accompanied by the auditors' review report ( "ITR Tenda").

The ITR Tenda and the Earnings Release are available on the CVM (www.cvm.gov.br) and the Company (www.gafisa.com.br/ir and www.tenda.com/investors) websites.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000.00. 00.

Operating Results | Launches and Pre-Sales

Third quarter launches totaled R$411.0 million and consisted of 4 projects/phases in São Paulo. The sales speed of these launches reached 30.7%. In 9M16, Gafisa segment launches reached R$621.4 million or 39.1% of consolidated launches.

Third quarter gross pre-sales in the Gafisa segment totaled R$364.4 million. Dissolutions in 3Q16 were R$106.1 million, yielding total net pre-sales of R$258.3 million, up 99.5% q-o-q and 4.3% y-o-y. Out of total dissolutions in the quarter, 24% were related to corporate projects, while residential dissolutions corresponded to the remaining 76%. In 9M16, net pre-sales totaled R$454.7 million.

Despite continued headwinds in Brazil’s political and economic scenario, and the resulting effects on inventory pricing, the segment achieved an improved sales performance in 3Q16 relative to the previous quarters. The improved performance of sales from launches reflects more efficient sales execution processes and new product development, and may signal a marginal improvement in consumer confidence. In addition to improved sales results, with gross sales increasing 39.1% versus 2Q16 to R$364.4 million, another positive trend in 3Q16 was the decrease in the volume of dissolutions y-o-y and q-o-q.

The Company continues to focus its efforts on the sale of remaining units. As a result, 43.2% of net sales for the quarter were related to projects with launches before 2016. Dissolutions, in turn, were concentrated in units launched prior to 2014, which have higher work evolution, and accordingly, an increased contribution to revenue and margins.

Table 6 – Gafisa Segment – Launches and Pre-sales (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	410,966	130,360	215%	288,234	43%	621,429	616,046	1%
Pre- Sales	258,332	129,519	99%	247,608	4%	454,693	669,599	-32%

Sales over Supply (SoS)

The Gafisa segment’s SoS for the last twelve months reached 26.1% compared to 29.6% in the same period last year. In the 3Q16, SoS was 11.5% compared to 6.3% in 2Q16 and 11.0% in 3Q15.

Dissolutions

The macroeconomic uncertainty observed in 2016 and the recession have directly impacted consumer confidence and, accordingly, the level of gross sales and dissolutions. In the context of a challenging operating environment, the level of dissolutions in the Gafisa segment reached R$106.1 million in 3Q16, down sequentially compared to R$132.5 million in 2Q16 and down y-o-y from R$147.2 million in 3Q15. In 9M16, the total volume of dissolutions was R$408.9 million.

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. Given the current political and economic uncertainties and corresponding effects on the real estate market, the reduction in dissolutions has been slower than expected.

A comprehensive approach in the credit review process at the time of sale has generated a more efficient process of transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. As an example of the efficiency achieved in this process, only 9.5% of those who asked for transfers in 9M16 have been rejected by the bank’s credit analysis (i.e. out of the 915 units asking for transfers, only 87 were not accepted).

In recent quarters the Gafisa segment has been able to reduce the level of dissolutions by enabling customers facing financial pressure to swap their units for those that better match their financial position.  This exchange process reflects the flexibility of Gafisa’s product portfolio. Year-to-date, R$94.7 million of new sales were made to customers who opted for swaps.

In the quarter, 213 Gafisa units were cancelled and 133 units, representing R$63.6 million, were resold within the period. In 9M16, 713 units were cancelled, with the resale of 392 units in the same period, or R$198.9 million.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2016 represented 58.0% of net sales in the year. The market value of the Gafisa segment’s inventory increased by 3.5% q-o-q, and decreased 1.5% y-o-y, totaling R$2.0 billion. The reduction reflects  the sale of units in the period, and price adjustments on some projects in inventory, as to reflect more efficiently the current market scenario. Finished units outside of core markets accounted for R$45.3 million, or 2.3% of total inventory.

Table 7 – Gafisa Segment – Inventory at Market Value (R$ 000)

	Inventories BoP 2Q16	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories BoP 3Q16	Q/Q (%)
São Paulo	1,386,973	410,966	81,315	(318,224)	(42,210)	1,518,820	9.5%
Rio de Janeiro	475,491	-	21,773	(31,114)	(49,720)	416,430	-12.4%
Other Markets	51,160	-	3,035	(15,116)	6,179	45,258	-11.5%
Total	1,913,624	410,966	106,123	(364,454)	(85,751)	1,980,508	3.5%

¹ The Period Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

During the same period, finished units represented R$717.0 million, or 36.2% of total inventory. Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$45.3 million, a decrease of 53.2% when compared to R$96.6 million in 3Q15 and down 11.5% from 2Q16. The Company estimates that through the beginning of 2017, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales rate observed in these markets over the past few quarters.

The inventory of concluded commercial projects accounts for approximately 53,5% of Gafisa segment total volume of concluded projects, not only due to the high volume of commercial projects delivered during the last 12 months, but also to the current low liquidity for these projects. Three commercial projects were delivered in 3Q16 with PSV of R$395.5 million. The challenging macroeconomic scenario and, mainly, the high interest rates, has strongly impacted commercial developments, causing higher likelihood of cancellation and lower sales speed. It is worth mentioning that in its current portfolio of projects under construction, the Company only has one commercial project, accounting for R$24.3 million in PSV, with delivery expected in 1H18.

In regards to Gafisa’s inventory, approximately 52% or R$1.0 billion, is concentrated in projects to be delivered after 3Q17 and will not significantly increase the segment’s inventory of finished units in the short term.

Table 8 – Gafisa Segment – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 3Q16
São Paulo	-	17,544	916,215	236,616	348,445	1,518,820
Rio de Janeiro	-	4,463	53,827	34,803	323,337	416,430
Other Markets	-	-	-	-	45,258	45,258
Total	-	22,007	970,042	271,419	717,040	1,980,508

Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36.

Inventory Delivery Schedule

Landbank

The Gafisa segment landbank, with a PSV of R$5.1 billion, is comprised of 30 land parcels, representing 41 potential projects/phases, and corresponding to nearly 11.4 thousand units. 65% of potential projects/phases are located in São Paulo and 35% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 61.9%.

Table 9 – Gafisa Segment - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,321,410	53.6%	53.6%	0.0%	7,594	8,377
Rio de Janeiro	1,813,527	72.5%	72.5%	0.0%	2,967	3,021
Total	5,134,937	61.9%	61.9%	0.0%	10,561	11,398

¹ The swap percentage is measured compared to historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 10 - Gafisa Segment - Changes in the Landbank (2Q16 x 3Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,838,867	-	(410,966)	(120,188)	13,697	3,321,410
Rio de Janeiro	1,728,250	73,425	-	-	11,852	1,813,527
Total	5,567,117	73,425	(410,966)	(120,188)	25,549	5,134,937

In 3Q16, the Company acquired a new land parcel with a potential PSV of R$73.4 million, and an acquisition cost of R$11.4 million. It was financed 22% by cash and 78% by swap agreements, with an initial disbursement of R$1.0 million. The disbursement schedule of the residual value is subject to the launch date.

The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

Gafisa Sales

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 59% of gross sales in 9M16.

Gafisa Vendas currently has a team of 514 highly trained, dedicated consultants, in addition to an online sales force.

Gafisa Segment Delivered Projects

During 3Q16, 7 projects/phases totaling 1,899 units were delivered, accounting for R$935.7 million in PSV. In 9M16, 13 projects/phases totaling 3,331 units were delivered, accounting for R$1.5 billion in PSV. Currently, Gafisa has 19 projects under construction, all of which are on schedule according to the Company’s business plan.

Table 11 – Gafisa Segment – Breakdown of Delivered Projects 9M16

	Residential	Commercial	Total
São Paulo	781,531	395,470	1,177,001
Rio de Janeiro	189,601	86,225	275,826
Total	971,132	481,695	1,452,827

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$126.0 million in PSV in the third quarter.

Table 12 – Gafisa Segment – Delivered Projects

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
PSV Transferred ¹	126,013	142,697	-12%	153,646	-18%	378,733	521,489	-27%
Delivered Projects	7	4	75%	-	-	13	14	-7%
Delivered Units	1,899	1,241	53%	-	-	3,331	3,345	0%
Delivered PSV²	935,678	412,307	127%	-	-	1,452,827	1,346,716	8%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

Financial Results

Revenue

3Q16 net revenues for the Gafisa segment totaled R$268.3 million, up 26.2% q-o-q and down 33.3% y-o-y. 3Q16 revenues were impacted by higher net sales volumes compared to 2Q16 and the sales mix, with a higher concentration of sales of launches. In 9M16, net revenue reached R$651.9 million.

In the quarter, 99% of Gafisa segment revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 13 – Gafisa Segment – Revenue Recognition (R$ 000)

		3Q16				3Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	146,728	57%	57,865	22%	-	0%	-	0%
2015	38,110	15%	46,046	17%	71,433	29%	43,229	11%
2014	32,649	13%	92,382	34%	68,354	28%	73,763	18%
2013	18,806	7%	41,870	16%	79,054	32%	124,134	31%
≤ 2012	22,039	8%	30,107	11%	28,767	11%	161,357	40%
Total	258,332	100%	268,270	100%	247,608	100%	402,483	100%
SP + RJ	227,963	88%	264,897	99%	240,675	97%	401,549	100%
Other Markets	30,369	12%	3,373	1%	6,933	3%	934	0%

Gross Profit & Margin

3Q16 gross profit for the Gafisa segment was R$1.0 million, down from R$26.1 million in 2Q16, and down from R$108.8 million in the prior year period, resulting from the following effects: (i) a R$16.3 million loss on the sale of a land parcel with potencial development directed to the commercial segment; (ii) a R$9.5 million provision for guarantee due to a higher volume of projects delivered in 3Q16; and (iii) pricing adjustments in the sale of units in response to current market prices. Excluding the non-recurring effect of the sale of the land parcel mentioned above, Gafisa segment’s gross margin would have reached 6.4% in 3Q16, while  adjusted gross margin would be 23.7% in 3Q16  and 25.3% in 9M16.

Besides the issues mentioned above, gross margin in 3Q16 also reflects the accounting effect of increased appropriation of financial cost of recently launched projects with good sales speed, which suspensive clause (of projects that are no longer subject to restriction) has occurred in the period. This reflects accounting conventions which recognize financial costs in line with the percentage sold, and not recognizing revenues according to the PoC method. As a result, 3Q16 gross margin was 0.4%, compared to 12.3% in 2Q16 and 27.0% in 3Q15.

Excluding financial impacts, adjusted gross margin reached 17.6% in 3Q16 compared to 30.7% in 2Q16 and 37.9% in 3Q15.

The table below contains more details on the breakdown of 3Q16 Gafisa’s gross margin.

Table 14 - Gafisa Segment – Gross Margin (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Gross Profit	963	26,084	-96%	108,830	-99%	30,503	297,245	-90%
Gross Margin	0.4%	12.3%	-1,190 bps	27.0%	-2,660 bps	4.7%	27.2%	-2,250 bps
(-) Financial Costs	46,258	39,241	18%	43,797	6%	118,019	107,984	9%
Adjusted Gross Profit	47,221	65,325	-28%	152,627	-69%	148,522	405,229	-63%
Adjusted Gross Margin	17.6%	30.7%	-1,310 bps	37.9%	-2,030 bps	22.8%	37.1%	-1,430 bps

Table 15 – Gafisa Segment – Gross Margin Breakdown (R$ 000)

	SP + RJ	Other Markets	3Q16
Net Revenue	264,898	3,373	268,271
Adjusted Gross Profit	46,191	1,030	47,221
Adjusted Gross Margin	17.4%	30.5%	17.6%

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$52.2 million in 3Q16, up 12.0% y-o-y and 31.4% q-o-q. In the 9M16, these expenses totaled R$135.8 million, 3.1% down from R$140.0 million in the past year.

Selling expenses increased 9.6% when compared to 3Q15 and 22.0% sequentially 2Q16, due to an increased level of launch volumes in the period and current market conditions requiring sales and marketing investments to stimulate demand. Year-to-date, selling expenses increased 3.5% compared to 9M15.

The segment’s general and administrative expenses reached R$27.5 million in 3Q16, an increase of 14.4% compared to the previous year and 41.1% compared to 2Q16. Given the absence of a provision for Profit Sharing in the previous quarter, the net effect in the 3Q16 was R$6.2 million. Year-to-date, G&A expenses reached R$74.1 million, compared to R$80.4 million in 9M15, a decrease of 7.9%.

SG&A levels reflect the Company's commitment to improving operational efficiency and achieving a level of costs and expenses that is consistent with the business cycle and current economic outlook.

Table 16 – Gafisa Segment – SG&A Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Selling Expenses	(24,701)	(20,245)	22%	(22,543)	10%	(61,692)	(59,611)	3%
G&A Expenses	(27,544)	(19,524)	41%	(24,087)	14%	(74,070)	(80,438)	-8%
Total SG&A Expenses	(52,245)	(39,769)	31%	(46,630)	12%	(135,762)	(140,049)	-3%
Launches	410,966	130,360	215%	288,234	43%	621,429	616,046	1%
Net Pre-sales	258,332	129,519	99%	247,608	4%	454,693	669,599	-32%
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%

Other Operating Revenues/Expenses reached R$14.5 million in 3Q16, a 52.6% decrease compared to 3Q15, and 23.4% compared to 2Q16.

The Company continues to be proactive in mitigating risks associated with potential contingencies.

The table below contains more details on the breakdown of this expense.

Table 17 – Gafisa Segment – Other Operating Revenues/Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Litigation Expenses	(13,278)	(15,461)	-14%	(23,519)	-44%	(44,543)	(68,106)	-35%
Other	(1,243)	(3,496)	-64%	(7,087)	-82%	(3,511)	(12,399)	-72%
Total	(14,521)	(18,957)	-23%	(30,606)	-53%	(48,054)	(80,505)	-40%

A higher volume of deliveries over the past three years, due to the delivery of delayed projects in legacy regions, led to an increase in the level of contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographical positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

Adjusted EBITDA

Adjusted EBITDA for the Gafisa segment was negative R$15.7 million in 3Q16, compared to the positive R$12.5 million result reported in 2Q16 and positive R$66.8 million result reported in 3Q15. Year-to-date adjusted EBITDA was negative R$21.3 million, compared to the positive result of R$177.5 million in 9M15. 3Q16 Adjusted EBITDA was mainly impacted year-over-year by the following factors: (i) lower gross profit in the quarter due to negative result from the sale of a land parcel located outside of the current business plan, (ii) higher volume of provisions for guarantee and effect of current market conditions; and (iii) higher levels of selling, general and administrative expenses compared to 2Q16. As a reminder, adjusted EBITDA for the Gafisa segment does not include equity income from Alphaville.

The adjusted EBITDA margin was negative 5.8%, compared to a positive margin of 16.6% in 3Q15, and a positive margin of 5.9% in 2Q16. The adjusted EBITDA margin YTD was negative 3.3%.

Table 18 – Gafisa Segment -  Adjusted EBITDA (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Profit (Loss)	(95,667)	(47,061)	103%	1,656	-5877%	(200,749)	30,312	-762%
(+) Financial Results	5,292	2,039	160%	17,719	-70%	7,375	30,429	-76%
(+) Income Taxes	1,076	(421)	-	(5,143)	-	6,645	2,485	167%
(+) Depreciation & Amortization	8,180	5,644	45%	8,422	-3%	23,332	24,780	-6%
(+) Capitalized interests	46,258	39,241	18%	43,797	6%	118,019	107,984	9%
(+) Expense w stock Option Plan	2,316	1,300	78%	1,919	21%	5,506	5,859	-6%
(+) Minority Shareholders	7,694	(203)	-	(356)	-	8,296	(975)	-
(-) AUSA Income Effect	9,158	11,952	-23%	(1,168)	-	10,230	(23,339)	-
Adjusted EBITDA	(15,693)	12,491	-	66,846	-	(21,346)	177,535	-
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Adjusted EBITDA Margin	-5.8%	5.9%	-1,170 bps	16.6%	-2,240 bps	-3.3%	16.3%	-1,960 bps

              1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method increased year-over-year to R$143.3 million in 3Q16. The consolidated margin was 36.3% in the quarter, compared to 38.7% posted in last year’s third quarter.

Table 19 – Gafisa Segment – Backlog Results (REF) (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Backlog Revenues	394,475	366,368	8%	557,508	-29%
Backlog Costs (units sold)	(251,151)	(232,393)	8%	(341,698)	-26%
Backlog Results	143,324	133,975	7%	215,810	-34%
Backlog Margin	36.3%	36.6%	-30 bps	38.7%	-240 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638.

² Backlog results comprise the projects restricted by condition precedent.

 TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa Minha Vida Program.

Operating Results | Launches and Sales

Third quarter launches totaled R$325.4 million and included 9 projects/phases in the states of São Paulo, Rio de Janeiro, Pernambuco, Bahia and Rio Grande do Sul. In the first nine months of the year, launch volumes reached R$968.6 million.

During 3Q16, gross sales reached R$318.7 million and dissolutions were R$80.0 million, resulting in total net pre-sales of R$238.7 million, down 2.7% y-o-y and 26.6% q-o-q. In the 9M16, the volume of dissolutions was R$184.2 million and net pre-sales totaled R$830.2 million. In nine months, 61.6% of total net sales were related to remaining units.

Table 20 – Tenda Segment – Launches and Pre-sales (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Launches	325,393	414,678	-21%	318,585	2%	968,614	786,306	23%
Pre-Sales	238,686	324,992	-27%	245,195	-3%	830,176	778,679	7%

Sales Over Supply (SoS)

In 3Q16, sales velocity (sales over supply) was 18.8%, and on a trailing 12-month basis, Tenda’s SoS was 50.9%.

Below is a breakdown of Tenda’s SoS, which includes both legacy and New Model projects.

Table 21. SoS Gross Revenue (Ex-Dissolutions)

	3Q15	4Q15	1Q15	2Q16	3Q16
New Model	29.6%	27.4%	29.7%	32.2%	26.5%
Legacy	19.4%	13.3%	20.7%	25.0%	16.0%
Total	26.9%	24.4%	28.0%	31.1%	25.1%

Table 22. SoS Net Revenue

	3Q15	4Q15	1Q15	2Q16	3Q16
New Model	27.1%	24.9%	26.9%	28.9%	21.2%
Legacy	11.4%	5.2%	10.7%	11.9%	3.2%
Total	23.0%	20.9%	23.9%	26.4%	18.8%

Dissolutions

The level of dissolutions totaled R$80.0 million in 3Q16, an increase of 90.4% compared to 3Q15 and 38.1% compared to 2Q16.

Tenda maintains its policy of immediately transferring a sale and the reduction in the legacy project portfolio. However, the percentage of dissolutions over gross sales reached 25.1% in 3Q16, higher than the average level seen in previous periods due to the following factors: (i) seasonality related to projects sold in “Feirão da Caixa” (2Q16); (ii) introduction of in-person interviews in bank branches as an additional step in the process of analyzing and granting credit by financial agents, which led to annulments of already preapproved customers and; (iii) review of Tenda’s unilateral dissolution process for sales not transferred after a period exceeding three months as the prior process allowed for some units to remain beyond the deadline deemed appropriate by the Company.

We estimate that this last factor should result in a temporary increase in the level of Company dissolutions before returning to the average levels that we expect.

Table 23. PSV Dissolutions  Tenda Segment (R$ 000 and % of total gross sales)

	3Q15	% GS	4Q15	% GS	1Q15	% GS	2Q16	% GS	3Q16	% GS
New Model	19,576	6.8%	22,201	8.0%	20,490	6.6%	24,030	6.3%	58,802	18.5%
Legacy	22,447	7.8%	17,686	6.4%	25,736	8.2%	33,904	8.9%	21,194	6.7%
Total	42,023	14.6%	39,887	14.4%	46,226	14.8%	57,934	15.1%	79,995	25.1%

Tenda remained focused on the completion and delivery of legacy projects. In addition, the Company is dissolving contracts with ineligible clients to resell the related units to new, qualified customers.

During the quarter, 562 units were cancelled and returned to inventory, of which 294 units were resold to qualified customers during the same period. The sale and transfer process plays an important role in Tenda’s business model. It is expected that within a 90-day period, the effective sale and transfer process will be completed.

Tenda Segment Transfers

In the 3Q16, 1,632 units were transferred to financial institutions, representing R$208.8 million in net presales. It is worth noting that the banking strike that lasted throughout the month of September detracted from the performance of lending. The volume should normalize over the coming months.

Table 24 – Tenda Segment - PSV Transferred- Tenda (R$ 000)

	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16
New Model	59,736	67,621	114,939	199,423	194,719	165,691	236,120	205,410	179,807
Legacy	100,361	74,773	59,110	61,566	53,912	40,050	30,642	56,184	29,020
Total	160,097	142,393	174,049	260,989	248,631	205,741	266,762	261,594	208,827

1) PSV transferred refers to the conclusion of the transfer operation.
2) PSV = Potential sales volume of the units.

Tenda Segment Delivered Projects

During 3Q16, Tenda delivered 10 projects/phases and 1,811 units, accounting for a PSV of R$265.1 million. In 9M16, 23 projects/phases and 4,170 units were delivered, accounting for R$602.2 million in PSV.

Inventory

The market value of Tenda’s inventory was R$1.0 billion at the end of the 3Q16, up 13.5% compared to R$906.3 million at the end of 2Q16. Inventory related to the legacy units totaled R$159.9 million or 15.5% of the total Tenda inventory, down 13.0% versus 2Q16 and 35.2% compared to 3Q15. During the quarter, inventory units within the Minha Casa Minha Vida program totaled R$1.0 billion, or 97.9% of total inventory, while units outside the program totaled R$21.6 million, a decrease of 10.4% q-o-q and of 81.0% y-o-y.

Table 25 –Tenda Segment – Inventory at Market Value (R$ 000) – by Region

	Inventory EP 2Q16	Launches	Dissolutions	Pre- Sales	Price Adjustments + Others	Inventory EP 3Q16	% Q/Q
São Paulo	208,474	34,043	12,805	(78,414)	10,047	186,955	-10%
Rio Grande do Sul	94,250	106,748	13,363	(48,119)	9,077	175,319	86%
Rio de Janeiro	237,802	97,232	24,188	(74,411)	7,882	292,693	23%
Bahia	165,720	53,450	9,410	(49,181)	5,234	184,633	11%
Pernambuco	51,615	33,920	4,514	(31,377)	1,658	60,330	17%
Minas Gerais	119,234	-	8,927	(28,659)	1,760	101,262	-15%
Other	29,228	-	6,788	(8,521)	(216)	27,279	-7%
Total Tenda	906,323	325,393	79,995	(318,682)	35,442	1,028,471	13%
MCMV	882,273	325,393	71,715	(308,512)	36,052	1,006,921	14%
Out of MCMV	24,050	-	8,280	(10,170)	(610)	21,550	-10%

1) The quarter adjustments reflect updates related to project scope, expected launch date and price adjustments in the period.

Table 26 – Tenda Segment – Inventory at Market Value – Work Status(R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units¹	Total 3Q16
New Model – MCMV	281,143	234,226	242,117	63,680	47,439	868,605
Legacy – MCMV	-	-	62,503	-	75,813	138,316
Legacy – Out of MCMV	-	-	-	-	21,550	21,550
Total Tenda	281,143	234,226	304,620	63,680	144,802	1,028,471

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPC’s 18, 19 and 36.

Regarding inventory projects, the Tenda segment is still awaiting legal approval for a suspended project with a total PSV of R$62.5 million to move forward with construction.

Tenda Segment Landbank

The Tenda landbank, with a PSV of approximately R$4.2 billion, is comprised of 127 different projects/phases. Out of these projects/phases, 26% are located in Bahia, 24% in São Paulo, 22% in Rio de Janeiro, 14% in Rio Grande do Sul, 8% in Pernambuco and 6% in Minas Gerais. In total, these projects/phases reflect more than 31,000 units.

Table 27 – Tenda Segment - Landbank (R$ 000)

	PSV (% Tenda)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Tenda)	Potential Units (100%)
São Paulo	1,029,487	0.0%	0.0%	0.0%	6,688	6,688
Rio Grande do Sul	573,080	21.1%	10.6%	10.5%	4,292	4,340
Rio de Janeiro	920,234	20.1%	20.1%	0.0%	6,782	6,871
Bahia	1,090,939	5.6%	4.8%	0.8%	8,690	8,712
Pernambuco	334,677	26.8%	11.5%	15.3%	2,646	2,672
Minas Gerais	255,649	25.0%	25.0%	0.0%	1,806	1,840
Total	4,204,066	12.5%	9.1%	3.4%	30,904	31,123

¹ Swap percentage over the historical cost of land acquisition.

² Potential Units are net of swaps and refer to Tenda’s and/or its partners’ stake in the projects.

Table 28 –Tenda Segment – Changes in the Landbank (2Q16 x 3Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Adjustments	Final Landbank
São Paulo	1,022,885	46,834	(34,043)	(6,189)	1,029,487
Rio Grande do Sul	685,382	-	(106,748)	(5,554)	573,080
Rio de Janeiro	928,336	106,052	(97,232)	(16,922)	920,234
Bahia	1,146,693	23,907	(53,450)	(26,211)	1,090,939
Pernambuco	458,090	28,184	(33,920)	(117,677)	334,677
Minas Gerais	209,149	46,500	-	-	255,649
Total	4,450,535	251,477	(325,393)	(172,553)	4,204,066

In 3Q16, the Company acquired 8 new land plots with a potential PSV of R$232.0 million. These had an acquisition cost of R$18.2 million, 95% to be paid in cash and 5% to be paid via swap. Moreover, it has reinstated land parcels with potential PSV of approximately R$133.1 million, which were previously for sale; they were added to landbank, due to positive results from new feasibility studies.

New Model Update and Turnaround

Tenda is focused on expanding launch volumes under its New Business Model, which is based on three pillars: operational efficiency, risk management, and capital discipline.

The Company continues to operate in six macro regions: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife. Tenda has a total of 81 projects/phases and a launched PSV of R$3.0 billion since 2013. Below is a brief description of the average performance of these projects, per region.

Notably, Tenda has delivered 42 projects/phases since 2013, totaling 9,853 units and R$1.4 billion in PSV, all of them maintaining the performance and profitability drivers established in the New Model.

Table 29. Tenda – New Model Monitoring 2013 – 2016

	SP	RJ	BA	PE	MG	RS	2013
Number of Projects	4	1	2	-	-	-	7
Units launched	1,380	300	779	-	-	-	2,459
Total PSV (R$ 000)	189.7	40.4	83.9	-	-	-	314
Units Sold	1,379	281	771	-	-	-	2,431
% Sold	100%	94%	99%	-	-	-	99%
SoS Avg (Month)	11%	5%	6%	-	-	-	9%
Transfers	1,379	270	763	-	-	-	2,412
% Transferred (Sales)	100%	90%	98%	-	-	-	98%
Work Progress	100%	100%	100%	-	-	-	100%

	SP	RJ	BA	PE	MG	RS	2014
Number of Projects	4	4	4	1	1	-	14
Units launched	720	1,511	1,220	432	432	-	4,315
Total PSV (R$ 000)	117.8	224.8	151.5	58.8	60.4	-	613
Units Sold	706	1,418	1,191	427	387	-	4,129
% Sold	98%	94%	98%	99%	90%	-	96%
SoS Avg (Month)	13%	5%	7%	6%	4%	-	7%
Transfers	705	1,319	1,171	413	378	-	3,986
% Transferred (Sales)	99%	88%	96%	96%	88%	-	92%
Work Progress	100%	100%	99%	100%	100%	-	100%

	SP	RJ	BA	PE	MG	RS	2015
Number of Projects	10	7	5	3	2	3	30
Units launched	2,180	1,751	1,584	944	372	880	7,711
Total PSV (R$ 000)	338.2	252.6	198.5	122.3	53.2	123.6	1,088
Units Sold	2,125	1,208	1,309	829	338	814	6,623
% Sold	97%	69%	83%	88%	91%	93%	86%
SoS Avg (Month)	14%	5%	8%	6%	9%	10%	9%
Transfers	2,055	1,010	1,146	662	302	648	5,823
% Transferred (Sales)	95%	58%	74%	71%	81%	73%	76%
Work Progress	92%	83%	82%	92%	79%	87%	87%

	SP	RJ	BA	PE	MG	RS	2016
Number of Projects	5	7	6	2	4	6	30
Units launched	1,057	1,738	1,520	576	780	1,400	7,071
Total PSV (R$ 000)	165.1	246.0	187.3	72.1	107.7	190.3	969
Units Sold	514	486	450	228	258	296	2,232
% Sold	49%	28%	30%	40%	33%	21%	32%
SoS Avg (Month)	11%	10%	8%	9%	7%	8%	9%
Transfers	306	257	311	125	103	124	1,226
% Transferred (Sales)	31%	19%	22%	21%	20%	9%	17%
Work Progress	33%	25%	32%	31%	38%	14%	27%

Financial Result

Revenues

Tenda’s 3Q16 net revenues totaled R$270.5 million, an increase of 22.1% y-o-y, reflecting an increased operational volume during the past quarters. As shown in the table below, revenue from new projects, which quarter after quarter has been increasing its contribution to total volume of revenues, represented the majority of total revenues in 3Q16. Tenda’s net revenues totaled R$765.8 million in 9M16, an increase of 18.9% y-o-y, due to the increased level of operations in the period.

Table 30. Tenda - Pre-Sales and Recognized Revenues (R$ 000)

	3Q16				3Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	167,443	70%	92,765	34%	-	0%	-	0%
2015	71,246	30%	178,943	66%	162,543	66%	81,907	37%
2014	(4,648)	-2%	(7,654)	-3%	51,146	21%	98,808	45%
2013	(562)	0%	(844)	0%	(152)	0%	4,316	2%
≤ 2012	5,207	2%	7,299	3%	31,658	13%	36,529	16%
Total	238,686	100%	270,509	100%	245,195	100%	221,560	100%
New Model	233,478	98%	263,210	97%	213,537	87%	185,031	84%
Legacy	5,208	2%	7,299	3%	31,658	13%	36,529	16%

Gross Profit and Margin

3Q16 gross profit totaled R$90.9 million, up from R$67.4 million in 3Q15 and 2Q16. Gross margin for the quarter reached 33.6%, compared to 30.4% in 3Q15 and 25.9% in 2Q16.The adjusted gross margin was up 35.0% in 3Q16, compared with 28.0% in 2Q16 and 32.1% y-o-y due to the accounting reclassification of R$11.1 million of the Company’s financial co-obligation balance in relation to transferred clients, required by financial institutions during construction period, which now is accounted for in Financial Results. Excluding this effect, the adjusted gross margin would remain in a healthy level of 32.2% in 3Q16.

The table below shows Tenda’s gross margin breakdown in 3Q16.

Table 31. Tenda – Gross Margin (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Gross Profit	90,930	67,407	35%	67,390	35%	227,082	186,718	22%
Gross Margin	33.6%	25.9%	770 bps	30.4%	320 bps	29.7%	29.0%	70 bps
(-) Financial Costs	3,829	5,544	-31%	3,760	2%	14,889	11,517	29%
Adjusted Gross Profit	94,759	72,951	30%	71,150	33%	241,971	198,235	22%
Adjusted Gross Margin	35.0%	28.0%	700 bps	32.1%	290 bps	31.6%	30.8%	80 bps

Selling, General and Administrative Expenses (SG&A)

During 3Q16, selling, general and administrative expenses totaled R$47.5 million, an increase of 10.1% compared to R$43.1 million in 3Q15 and 11.9% compared to R$42.4 million in 2Q16. In 9M16, SG&A increased by 15.4%, totaling R$127.2 million, as a result of a higher volume of operations.

Selling expenses reached R$25.6 million in 3Q16, an increase of 20.1% from 2Q16 and 56.9% from 3Q15, due to a higher launch volume and increased gross sales. In addition, the increase of 20.1% in selling expenses reflects the current scenario of greater restriction of credit to customers, requiring a higher volume of investments related to marketing and sales expenses, so that to allow a higher volume of clients in our stores. In 9M16, selling expenses increased 38.6%, totaling R$65.1 million.

In 3Q16, general and administrative expenses decreased 18.4% compared to 3Q15 and increased 3.5% in the sequential comparison. In 9M16, general and administrative expenses totaled R$62.1 million, 1.8% down from R$63.2 million recorded in 2015 and in line with the current level of operations of the Company.

Since 2013, Tenda has been rebalancing its cost structure and expenses to levels that are adequate for the current stage of its business model. This is a key step in the Company’s ability to improve its operating and financial cycles, in order to achieve better profitability.

Table 32. Tenda – SG&A Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Selling Expenses	(25,554)	(21,270)	20%	(16,283)	57%	(65,096)	(46,963)	39%
General & Admin Expenses	(21,928)	(21,177)	4%	(26,861)	-18%	(62,125)	(63,248)	-2%
Total SG&A Expenses	(47,482)	(42,447)	12%	(43,144)	10%	(127,221)	(110,211)	15%
Launches	325,393	414,678	-22%	318,585	2%	968,614	786,306	23%
Net Pre-Sales	238,686	324,992	-27%	245,195	-3%	830,176	778,679	7%
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%

The Other Operating Revenues/Expenses totaled an expense of R$10.5 million, an increase of 44.6% compared to 2Q16, due to the higher impact of litigation expenses recorded last quarter.

Below, we present a breakdown of this expense.

Table 33 – Tenda Segment– Other Revenues/Operating Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Litigation Expenses	(7,704)	(5,597)	38%	(7,999)	-4%	(20,385)	(18,900)	8%
Other	(2,805)	(1,673)	68%	(7,502)	-63%	(12,611)	(13,308)	-5%
Total	(10,509)	(7,270)	45%	(15,501)	-32%	(32,996)	(32,208)	2%

                Adjusted EBITDA

Adjusted EBITDA was R$39.7 million in 3Q16, compared to adjusted EBITDA of R$21.9 million in 2Q16 and R$24.6 million in 3Q15. In 9M16, adjusted EBITDA was R$85.0 million compared to R$60.9 million in the last year. Adjusted EBITDA margin was 14.7% in 3Q16 compared to an adjusted EBITDA margin of 11.1% in 3Q15 and 8.4% in the previous quarter. The y-o-y increase is attributable to: (i) higher volume of revenues in the period; and (ii) better gross margin level, benefited by accounting reclassification previously mentioned. In 9M16, adjusted EBITDA margin reached 11.1%.

Table 34. Tenda – Adjusted EBITDA (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net (Loss) Profit	23,045	8,622	167%	11,830	95%	36,461	43,311	-16%
(+) Financial results	12,173	450	2605%	1,970	518%	14,520	(5,209)	-379%
(+) Income taxes	2,885	3,394	-15%	1,993	45%	13,034	771	1591%
(+) Depreciation & Amortization	4,432	3,040	46%	4,186	6%	11,346	11,058	3%
(+) Capitalized interests	3,829	5,544	-31%	3,760	2%	14,889	11,517	29%
(+) Expenses with stock Option Plan	489	27	1711%	545	-10%	1,050	1,606	-35%
(+) Minority Shareholders	(7,109)	781	-	283	-	(6,257)	(2,151)	191%
Adjusted EBITDA	39,744	21,858	82%	24,567	62%	85,042	60,902	40%
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Adjusted EBITDA Margin	14.7%	8.4%	630 bps	11.1%	360 bps	11.1%	9.5%	160 bps

1) EBITDA is adjusted by expenses associated with stock option plans, as this is a non-cash expense.

2) Tenda does not hold equity interest in Alphaville. In 4Q13, the result of the divestment n in Alphaville, which was allocated to Tenda, was excluded.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method was R$115.9 million in 3Q16. The consolidated margin for the quarter was 43.0%.

Table 35. Tenda – Backlog Results (REF)  (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Backlog Revenues	269,361	301,000	-11%	251,343	7%
Backlog Costs (units sold)	(153,492)	(175,111)	-12%	(142,303)	8%
Backlog Results	115,869	125,889	-8%	109,040	6%
Backlog Margin	43.0%	41.8%	120 bps	43.4%	40 bps

                                  ¹ Backlog results net of PIS/COFINS = 3.65%, taxes and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results comprise the projects restricted by condition precedent.

Balance Sheet and Consolidated Financial Results

Cash and Cash Equivalents

On September 30, 2016, cash and cash equivalents and marketable securities totaled R$609.9 million, down 1.4% from June 30, 2016.

Accounts Receivable

At the end of 3Q16, total consolidated accounts receivable totaled R$2.3 billion, a decrease of 19.8% y-o-y and a decrease of 3.2% q-o-q.

The Gafisa and Tenda segments have approximately R$614.4. million in accounts receivable from finished units.

Table 36. Total Receivables (R$ 000)

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Receivables from developments (off balance sheet)	688,984	692,650	-1%	839,492	-18%
Receivables from PoC- ST (on balance sheet)	1,129,351	1,285,892	-12%	1,488,988	-24%
Receivables from PoC- LT (on balance sheet)	440,056	354,931	24%	487,007	-10%
Total	2,258,391	2,333,473	-3%	2,815,487	-20%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

The Company’s operating cash generation reached R$97.4 million in 3Q16. The Gafisa segment contributed cash generation of R$89.7 million, with volume of transferred/received units sold to financing agents reaching R$126.0 million. It is worth noting that the impact on cash generation of the sale of land in the quarter was limited to R$5.0 million, since the remaining balance will only be received in 4Q16. The Tenda segment generated R$7.7 million in cash, with R$208.8 million transferred in 3Q16. In 9M16, the Company reported operating cash generation of R$232.9 million.

While consolidated operating cash generation reached R$97.4 million, the Company ended 3Q16 with net cash generation of R$13.0 million, totaling R$8.8 million in 9M16. This result does not include the disbursement related to the share buyback program carried out in the period.

Table 37. Cash Generation (R$ 000)

	4Q15[1]	1Q16	2Q16	3Q16
Availabilities[2]	712,311	792,076	618,569	609,898
Change in Availabilities[2] (1)		79,766	(173,507)	(8,671)
Total Debt + Investor Obligations	2,155,688	2,207,114	2,074,335	2,053,154
Change in Total Debt + Investor Obligations (2)		51,425	(132,779)	(21,181)
Other Investments	210,761	210,761	218,956	219,454
Change in Other Investments (3)		-	8,195	498
Cash Generation in the period (1) - (2) + (3)		28,340	(32,534)	13,009
Cash Generation Final		28,340	(4,193)	8,815

1 The 4Q15 data refer only to the final balance of the period in order to assist in the reconciliation of the balance changes in 2016.

2 Cash and cash equivalents, and short-term investments.

Liquidity

At the end of September 2016, the Company’s Net Debt/Equity ratio reached 49.3% compared to 48.5% in the previous quarter. Excluding project finance, the Net Debt/Equity ratio was negative 8.1%.

The Company's consolidated gross debt reached R$2.1 billion at the end of 3Q16, stable q-o-q, and down 17.7% y-o-y. In the 3Q16, the Company amortized R$253.4 million in debt, of which R$222.9 million was project finance and R$30.6 million corporate debt. A total of R$226.6 million was disbursed, allowing for a net amortization of R$26.9 million. Considering the 9M16, 74.6% of total gross debt maturing in 2016 was amortized. New releases of R$584.2 million took place in the year, of which R$487.5 million related to project debt and R$96.7 million related to corporate debt, thus allowing a net amortization in the first nine months of R$210.7 million.

Table 38. Debt and Investor Obligations

	3Q16	2Q16	Q/Q(%)	3Q15	Y/Y(%)
Debentures - FGTS (A)	492,498	551,968	-11%	808,532	-39%
Debentures – Working Capital (B)	167,448	186,075	-10%	364,900	-54%
Project Financing SFH – (C)	1,188,494	1,196,948	-1%	1,173,382	1%
Working Capital (D)	201,571	136,969	47%	137,891	46%
Total (A)+(B)+(C)+(D) = (E)	2,050,011	2,071,960	-1%	2,484,705	-17%
Investor Obligations (F)	3,143	2,375	32%	8,934	-65%
Total Debt (E)+(F) = (G)	2,053,154	2,074,335	-1%	2,493,639	-18%
Cash and Availabilities (H)	609,898	618,569	-1%	921,828	-34%
Net Debt (G)-(H) = (I)	1,443,256	1,455,766	-1%	1,571,811	-8%
Equity + Minority Shareholders (J)	2,928,749	3,001,290	-2%	3,112,609	-6%
(Net Debt) / (Equity) (I)/(J) = (K)	49.3%	48.5%	80 bps	50.5%	-120 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	-8.1%	-9.8%	170 bps	-13.2%	510 bps

*Cash and cash equivalents and short-term investments.

The Company ended 9M16 with R$1.0 billion in total debt maturing in the short term. It should be noted, however, that 89.9% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 14.71% p.y., or 104.14% of the CDI.

Table 39. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until Sep/17	Until Sep/18	Until Sep/19	Until Sep/20	After Sep/20
Debentures - FGTS (A)	TR + 9.00% - 10.38%	492,498	342,609	149,889	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% / IPCA + 7.96% - 8.22%	167,448	30,840	94,044	21,279	21,285	-
Project Financing SFH (C)	TR + 8.33% - 11.82% / 120.0% - 129.0% CDI	1,188,494	581,128	455,721	111,669	28,930	11,046
Working Capital (D)	CDI + 3.00% / CDI + 3.95% / CDI + 4.25% / 125.0% CDI / INCC	201,571	69,845	78,535	53,191	-	-
Total (A)+(B)+(C)+(D) = (E)		2,050,011	1,024,422	778,189	186,139	50,215	11,046
Investor Obligations (F)	CDI + 0.59%	3,143	3,143	-	-	-	-
Total Debt (E)+(F) = (G)		2,053,154	1,027,565	778,189	186,139	50,215	11,046
% of Total Maturity per period			50.0%	37.9%	9.1%	2.4%	0.5%
Project debt maturing as % of total debt ((A)+ (C))/(G)			89.9%	77.8%	60.0%	57.6%	100.0%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)			10.1%	22.2%	40.0%	42.4%	0.0%
Ratio Corporate Debt / Mortgage		18.1%/81.9%

Consolidated Financial Result

Revenue

On a consolidated basis, 3Q16 net revenue totaled R$538.8 million, up 13.8% compared to 2Q16 and down 13.7% from 3Q15. In the quarter, the Gafisa segment represented 49.8% of consolidated revenues, while Tenda accounted for the remaining 50.2%. In 9M16, net consolidated revenue reached R$1.4 billion.

Gross Profit & Margin

Gross profit in 3Q16 was R$91.9 million, compared to R$93.5 million in 2Q16, and R$176.2 million in the prior year period. Gross margin for the quarter reached 17.1% compared to 19.8% in 2Q16 and 28.2% in 3Q15. Year-to-date gross profit was R$257.6 million, with a gross margin of 18.2%.

Adjusted gross profit totaled R$142.0 million, with a margin of 26.4%, compared to 29.2% in the 2Q16 and 35.9% in the prior year period. In 9M16, adjusted gross profit totaled R$390.5 million with an adjusted gross margin of 27.5%.

Table 40. Gafisa Group– Gross Margin (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Gross Profit	91,893	93,491	-2%	176,220	-48%	257,585	483,963	-47%
Gross Margin	17.1%	19.8%	-270 bps	28.2%	-1,110 bps	18.2%	27.9%	-970 bps
( - ) Financial Costs	50,087	44,785	12%	47,557	5%	132,908	119,502	11%
Adjusted Gross Profit	141,980	138,276	3%	223,777	-37%	390,493	603,465	-35%
Adjusted Gross Margin	26.4%	29.2%	-280 bps	35.9%	-950 bps	27.5%	34.8%	-730 bps

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$99.7 million in 3Q16, up 11.1% compared to 3Q15 and 21.3% q-o-q. Year-to-date, SG&A totaled R$263.0 million, up 5.1% from 9M15.

Table 41.Gafisa Group – SG&A Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Selling Expenses	(50,255)	(41,515)	21%	(38,826)	29%	(126,788)	(106,574)	19%
G&A Expenses	(49,472)	(40,701)	22%	(50,948)	-3%	(136,195)	(143,686)	-5%
Total SG&A Expenses	(99,727)	(82,216)	21%	(89,774)	11%	(262,983)	(250,260)	5%
Launches	736,359	545,038	35%	606,819	21%	1,590,043	1,402,352	13%
Net Pre- Sales	497,018	454,511	9%	492,803	1%	1,284,869	1,448,278	-11%
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%

Other Operating Revenues/Expenses were an expense of R$25.0 million, a decrease of 4.6% from 2Q16 and down 45.7% y-o-y. Year-to-date, other Operating Revenues/Expenses were an expense of R$81.0 million, down 28.1% from 9M15.

The table below has more details on the breakdown of this expense.

Table 42 –Gafisa Group – Other Operating Revenues/Expenses (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Litigation expenses	(20,982)	(21,058)	0%	(31,518)	-33%	(64,928)	(87,006)	-25%
Other	(4,048)	(5,169)	-22%	(14,589)	-72%	(16,122)	(25,707)	-37%
Total	(25,030)	(26,227)	-5%	(46,107)	-46%	(81,050)	(112,713)	-28%

Consolidated Adjusted EBITDA

Consolidated adjusted EBITDA, including Alphaville equity income, totaled R$14.9 million in 3Q16, down from R$22.4 million in the previous quarter and R$92.6 million in 3Q15. Consolidated adjusted EBITDA in 3Q16 was impacted by the following factors: (i) lower gross profit in the Gafisa segment; and (ii) higher selling, general and administrative expenses. Consolidated adjusted EBITDA margin was 2.8%, compared with 4.7% margin reported in 2Q16 and 14.8% in 3Q15. In 9M16, consolidated EBITDA reached R$53.5 million, with a margin of 3.8%.

Table 43. Gafisa Group – Consolidated Adjusted EBITDA (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Profit (Loss)	(72,622)	(38,439)	89%	13,486	-638%	(164,288)	73,623	-323%
(+) Financial results	17,465	2,489	602%	19,689	-11%	21,895	25,220	-13%
(+) Income taxes	3,961	2,973	33%	(3,150)	-226%	19,679	3,256	504%
(+) Depreciation & Amortization	12,612	8,684	45%	12,608	0%	34,678	35,838	-3%
(+) Capitalized interests	50,087	44,785	12%	47,557	5%	132,908	119,502	11%
(+) Expenses with stock Option Plan	2,805	1,327	111%	2,464	14%	6,556	7,465	-12%
(+) Minority Shareholders	585	578	1%	(73)	-901%	2,039	(3,126)	-165%
Adjusted EBITDA	14,893	22,397	-34%	92,581	-84%	53,467	261,778	-80%
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Adjusted EBITDA Margin	2.8%	4.7%	-190 bps	14.8%	-1,200 bps	3.8%	15.1%	-1,130 bps

          1) We adjust our EBITDA for expenses associated with stock options plans, as it is a non-cash expense;

          2) Consolidated EBITDA includes the effect of Alphaville equity income.

Depreciation and Amortization

Depreciation and amortization in 3Q16 reached R$11.1 million, up 27.5% compared to 2Q16 and down 11.0% compared to R$12.4 million in 3Q15. The level of D&A is consistent with the size of the Company’s operations.

Financial Results

3Q16 net financial result was negative R$17.5 million, compared to negative R$2.5 million in 2Q16 and R$19.7 million in 3Q15. Financial revenues were down 39.7% y-o-y, totaling R$13.9 million, due to the lower balance of funds available in the period. Financial expenses reached R$31.4 million, compared to R$42.8 million in 3Q15, due to lower gross debt and a higher share of project-related versus corporate debt, with lower funding costs. Year-to-date, the net financial result was negative R$21.9 million, compared to negative R$25.2 million in 3Q15. It is worth mentioning that in 9M16, there was a positive impact from the mark-to-market of hedging operations against IPCA and CDI-indexed debts.

Taxes

Income taxes, social contribution and deferred taxes for 3Q16 amounted to an expense of R$4.0 million, consistent with the size of the Company’s operations. In the year, the IR & CSLL expense totaled R$19.7 million.

Net Income

The Company ended the 3Q16 with a net loss of R$72.6 million. Excluding equity income from AUSA, the Company recorded a net loss of R$63.5 million, compared to a net loss of R$26.5 million in 2Q16 and net income of R$12.3 million in the same period last year. The Company ended the 9M16 with a net loss of R$164.3 million, including equity income from Alphaville, compared to net income of R$73.6 million in the same period last year.

Table 44 - Consolidated - Net Income - (R$ 000)

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Gross Profit	91,893	93,491	-2%	176,220	-48%	257,585	483,963	-47%
Gross Margin	17.1%	19.8%	-270 bps	28.2%	-1,110 bps	18.2%	27.9%	-970 bps
Adjusted Gross Profit[1]	141,980	138,276	3%	223,777	-37%	390,493	603,465	-35%
Adjusted Gross Margin[1]	26.4%	29.2%	-280 bps	35.9%	-950 bps	27.5%	34.8%	-730 bps
Adjusted EBITDA[2]	14,893	22,397	-34%	92,581	-84%	53,467	261,778	-80%
Adjusted EBITDA Margin	2.8%	4.7%	-190 bps	14.8%	-1,200 bps	3.8%	15.1%	-1,130 bps
Net Income	(72,622)	(38,439)	89%	13,486	-	(164,288)	73,623	-
( - ) Alphaville Equity Income	(9,158)	(11,952)	-23%	1,168	-	(10,230)	23,339	-
Net income ( ex-Alphaville equity income)	(63,464)	(26,487)	140%	12,318	-	(154,058)	50,284	-

1) Adjusted by capitalized interests.

2) EBITDA adjusted by expenses associated with stock option plans, as this is a non-cash expense.

3) Consolidated EBITDA includes the impact of Alphaville equity income.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$259.2 million in 3Q16. The consolidated margin for the quarter was 39.0%.

Table 45.Gafisa Group – Backlog Results (REF) (R$ 000)

	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Backlog Revenues	663,836	667,368	-1%	808,851	-18%
Backlog Costs (units sold)	(404,643)	(407,504)	-1%	(484,001)	-16%
Backlog Results	259,193	259,864	0%	324,850	-20%
Backlog Margin	39.0%	38.9%	10 bps	40.2%	-120 bps

¹ Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

² Backlog results comprise the projects restricted by condition precedent.

São Paulo, November 8th, 2016

Alphaville Urbanismo SA releases its 9M results of 2016.

Financial Results

In 9M16, net revenues totaled R$ 555 million, 27% below the previous year, and net profit was –R$ 34 million.

	9M16	9M15
		R$	∆
Net revenue	555	762	-27%
Net profit	- 34	58	N/A
Net margin	-6%	8%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7164.

Financial Statements Gafisa Segment

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	268,271	212,628	26%	402,483	-33%	651,881	1,090,933	-40%
Operating Costs	(267,308)	(186,544)	43%	(293,653)	-9%	(621,378)	(793,688)	-22%
Gross Profit	963	26,084	-96%	108,830	-99%	30,503	297,245	-90%
Gross Margin	0.4%	12.3%	-1,190 bps	27.0%	-2,660 bps	4.7%	27.2%	-2,250 bps
Operating Expenses	(82,568)	(71,730)	15%	(94,954)	-13%	(208,936)	(234,994)	-11%
Selling Expenses	(24,701)	(20,245)	22%	(22,543)	10%	(61,692)	(59,611)	3%
General and Administrative Expenses	(27,544)	(19,524)	41%	(24,087)	14%	(74,070)	(80,438)	-8%
Other Operating Revenue/Expenses	(14,521)	(18,957)	-23%	(30,606)	-53%	(48,054)	(80,505)	-40%
Depreciation and Amortization	(8,180)	(5,644)	45%	(8,422)	-3%	(23,332)	(24,780)	-6%
Equity Income	(7,622)	(7,360)	4%	(9,296)	-18%	(1,788)	10,340	-117%
Operational Result	(81,605)	(45,646)	79%	13,876	-	(178,433)	62,251	-
Financial Income	7,479	14,208	-47%	20,975	-64%	48,493	60,230	-19%
Financial Expenses	(12,771)	(16,247)	-21%	(38,694)	-67%	(55,868)	(90,659)	-38%
Net Income Before taxes on Income	(86,897)	(47,685)	82%	(3,843)	2161%	(185,808)	31,822	-
Deferred Taxes	-	(1)	-100%	9,134	-100%	963	6,094	-84%
Income Tax and Social Contribution	(1,076)	422	-	(3,991)	-73%	(7,608)	(8,579)	-11%
Net Income After Taxes on Income	(87,973)	(47,264)	86%	1,300	-	(192,453)	29,337	-
Non controlling interests	7,694	(203)	-	(356)	-	8,296	(975)	-
Net Income	(95,667)	(47,061)	103%	1,656	-5877%	(200,749)	30,312	-

Financial Statements Tenda Segment

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	270,509	260,743	4%	221,560	22%	765,804	644,140	19%
Operating Costs	(179,579)	(193,336)	-7%	(154,170)	16%	(538,722)	(457,422)	18%
Gross Profit	90,930	67,407	35%	67,390	35%	227,082	186,718	22%
Gross Margin	33.6%	25.9%	770 bps	30.4%	320 bps	29.7%	29.0%	70 bps
Operating Expenses	(59,936)	(54,160)	11%	(51,314)	17%	(169,324)	(149,996)	13%
Selling Expenses	(25,554)	(21,270)	20%	(16,283)	57%	(65,096)	(46,963)	39%
General and Administrative Expenses	(21,928)	(21,177)	4%	(26,861)	-18%	(62,125)	(63,248)	-2%
Other Operating Revenue/Expenses	(10,509)	(7,270)	45%	(15,501)	-32%	(32,996)	(32,208)	2%
Depreciation and Amortization	(2,889)	(3,040)	-5%	(4,022)	-28%	(9,119)	(10,894)	-16%
Equity Income	944	(1,403)	-	11,353	-92%	12	3,317	-100%
Operational Result	30,994	13,247	134%	16,076	93%	57,758	36,722	57%
Financial Income	6,471	8,586	-25%	2,147	201%	23,866	39,774	-40%
Financial Expenses	(18,644)	(9,036)	106%	(4,117)	353%	(38,386)	(34,565)	11%
Net Income Before taxes on Income	18,821	12,797	47%	14,106	33%	43,238	41,931	3%
Deferred Taxes	(1,863)	(169)	1002%	1,768	-	(5,528)	5,634	-
Income Tax and Social Contribution	(1,022)	(3,225)	-68%	(3,761)	-73%	(7,506)	(6,405)	17%
Net Income After Taxes on Income	15,936	9,403	69%	12,113	32%	30,204	41,160	-27%
Non controlling interests	(7,109)	781	-	283	-	(6,257)	(2,151)	191%
Net Income	23,045	8,622	167%	11,830	95%	36,461	43,311	-16%

Consolidated Financial Statements

	3Q16	2Q16	Q/Q (%)	3Q15	Y/Y(%)	9M16	9M15	Y/Y(%)
Net Revenue	538,780	473,371	14%	624,043	-14%	1,417,685	1,735,073	-18%
Operating Costs	(446,887)	(379,880)	18%	(447,823)	0%	(1,160,100)	(1,251,110)	-7%
Gross Profit	91,893	93,491	-2%	176,220	-48%	257,585	483,963	-47%
Gross Margin	17.1%	19.8%	-270 bps	28.2%	-1,110 bps	18.2%	27.9%	-970 bps
Operating Expenses	(142,504)	(125,890)	13%	(146,268)	-3%	(378,260)	(384,990)	-2%
Selling Expenses	(50,255)	(41,515)	21%	(38,826)	29%	(126,788)	(106,574)	19%
General and Administrative Expenses	(49,472)	(40,701)	22%	(50,948)	-3%	(136,195)	(143,686)	-5%
Other Operating Revenue/Expenses	(25,030)	(26,227)	-5%	(46,107)	-46%	(81,050)	(112,713)	-28%
Depreciation and Amortization	(11,069)	(8,684)	27%	(12,444)	-11%	(32,451)	(35,674)	-9%
Equity Income	(6,678)	(8,763)	-24%	2,057	-	(1,776)	13,657	-
Operational Result	(50,611)	(32,399)	56%	29,952	-	(120,675)	98,973	-
Financial Income	13,950	22,794	-39%	23,122	-40%	72,359	100,004	-28%
Financial Expenses	(31,415)	(25,283)	24%	(42,811)	-27%	(94,254)	(125,224)	-25%
Net Income Before taxes on Income	(68,076)	(34,888)	95%	10,263	-	(142,570)	73,753	-
Deferred Taxes	(1,863)	(170)	996%	10,902	-	(4,565)	11,728	-
Income Tax and Social Contribution	(2,098)	(2,803)	-25%	(7,752)	-73%	(15,114)	(14,984)	1%
Net Income After Taxes on Income	(72,037)	(37,861)	90%	13,413	-	(162,249)	70,497	-
Non controlling interests	585	578	1%	(73)	-	2,039	(3,126)	-
Net Income	(72,622)	(38,439)	89%	13,486	-	(164,288)	73,623	-

Balance Sheet Gafisa Segment
	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	100,563	41,190	144%	40,510	148%
Short term investments	254,826	263,161	-3%	556,079	-54%
Receivables from clients	780,968	873,183	-11%	1,024,269	-24%
Properties for sale	1,579,115	1,560,318	1%	1,312,099	20%
Other accounts receivable	99,165	106,207	-7%	162,934	-39%
Deferred selling expenses	2,321	1,489	56%	2,637	-12%
Land for sale	3,443	3,443	0%	6,075	-43%
	2,820,401	2,848,991	-1%	3,104,603	-9%
Non-current Assets
Receivables from clients	313,802	287,401	9%	440,826	-29%
Properties for sale	324,336	412,917	-21%	539,175	-40%
Other	100,054	143,984	-31%	156,427	-36%
	738,192	844,302	-13%	1,136,428	-35%
Intangible. Property and Equipment	55,757	55,238	1%	62,211	-10%
Investments	1,996,279	1,986,262	1%	1,975,988	1%
Total Assets	5,610,629	5,734,793	-2%	6,279,230	-11%

Current Liabilities
Loans and financing	631,675	622,546	1%	598,530	6%
Debentures	270,656	255,771	6%	306,680	-12%
Obligations for Purchase of Land and advances from customers	230,667	221,710	4%	253,741	-9%
Significant and service suppliers	39,040	42,903	-9%	55,790	-30%
Taxes and Contribution	13,520	23,370	-42%	59,703	-77%
Investor Obligations	3,143	2,375	32%	6,654	-53%
Other	349,343	383,128	-9%	402,894	-13%
	1,538,044	1,551,803	-1%	1,683,992	-9%
Non-current liabilities
Loans and financings	661,785	619,501	7%	684,593	-3%
Debentures	286,497	307,797	-7%	550,378	-48%
Obligations for Purchase of Land and advances from customers	45,307	87,646	-48%	88,183	-49%
Deferred taxes	10,085	10,226	-1%	19,454	-48%
Provision for legal claims and commitments	87,258	107,443	-19%	79,342	10%
Investor Obligations	-	-	0%	2,280	-100%
Other	51,572	47,750	8%	56,823	-9%
	1,142,504	1,180,363	-3%	1,481,053	-23%
Equity
Equity attributable to Shareholders of the Company	2,926,449	2,998,074	-2%	3,110,912	-6%
Equity attributable to non-controlling interest	3,632	4,553	-20%	3,273	11%
	2,930,081	3,002,627	-2%	3,114,185	-6%
Total Liabilities and Equity attributable	5,610,629	5,734,793	-2%	6,279,230	-11%

Balance Sheet Tenda Segment

	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	60,777	116,547	-48%	27,372	122%
Short term investments	193,732	197,671	-2%	297,867	-35%
Receivables from clients	348,383	412,709	-16%	464,720	-25%
Properties for sale	539,537	503,352	7%	459,852	17%
Other accounts receivable	104,856	104,090	1%	94,677	11%
Land for sale	71,310	84,060	-15%	127,242	-44%
	1,318,595	1,418,429	-7%	1,471,730	-10%
Non-current Assets
Receivables from clients	126,254	67,530	87%	46,181	173%
Properties for sale	199,559	216,894	-8%	176,261	13%
Other	58,091	48,649	19%	63,286	-8%
	383,904	333,073	15%	285,728	34%
Intangible, Property and Equipment	46,294	44,516	4%	38,810	19%
Investments	153,298	160,295	-4%	168,137	-9%
Total Assets	1,902,091	1,956,313	-3%	1,964,405	-3%

Current Liabilities
Loans and financing	19,298	11,236	72%	5,390	258%
Debentures	102,793	174,475	-41%	216,374	-52%
Obligations for Purchase of Land and Advances from customers	138,362	138,672	0%	129,169	7%
Significant and service suppliers	26,978	34,818	-23%	23,006	17%
Taxes and Contributions	68,157	65,564	4%	86,645	-21%
Other	70,814	65,201	9%	70,412	1%
	426,402	489,966	-13%	530,996	-20%
Non-current liabilities
Loans and financings	77,307	80,634	-4%	22,760	240%
Debentures	-	-	0%	100,000	-100%
Obligations for Purchase of Land and Advances from customers	85,842	97,870	-12%	71,044	21%
Deferred taxes	12,088	10,224	18%	2,725	344%
Provision for legal claims and commitments	51,768	52,760	-2%	56,528	-8%
Other	90,617	83,217	9%	42,610	113%
	317,622	324,705	-2%	295,667	7%
Equity
Equity attributable to Shareholders of the Company	1,128,446	1,104,912	2%	1,103,393	2%
Equity attributable to non-controlling interest	29,621	36,730	-19%	34,349	-14%
	1,158,067	1,141,642	1%	1,137,742	2%
Total Liabilities and Equity attributable	1,902,091	1,956,313	-3%	1,964,405	-3%

Consolidated Balance Sheets

	3Q16	2Q16	Q/Q %)	3Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	161,340	157,737	2%	67,882	138%
Short term investments	448,558	460,832	-3%	853,946	-47%
Receivables from clients	1,129,351	1,285,892	-12%	1,488,988	-24%
Proprieties for Sale	2,118,652	2,063,670	3%	1,771,950	20%
Other accounts receivable	200,529	206,532	-3%	226,417	-11%
Prepaid expenses and others	5,811	5,255	11%	7,876	-26%
Land for Sale	74,753	87,503	-15%	133,317	-44%
	4,138,994	4,267,421	-3%	4,550,376	-9%
Non-current Assets
Receivable from clients	440,056	354,931	24%	487,007	-10%
Properties for sale	523,895	629,811	-17%	715,436	-27%
Other	158,146	192,631	-18%	204,748	-23%
	1,122,097	1,177,373	-5%	1,407,191	-20%
Intangible and Property and Equipment	127,527	125,230	2%	126,498	1%
Investments	964,700	978,100	-1%	975,459	-1%
Total Assets	6,353,318	6,548,124	-3%	7,059,524	-10%

Current Liabilities
Loans and Financing	650,973	633,782	3%	603,920	8%
Debentures	373,449	430,246	-13%	523,054	-29%
Obligations for purchase of land and Advances from customers	369,029	360,382	2%	382,910	-4%
Significants and service suppliers	66,018	77,721	-15%	78,796	-16%
Taxes and contributions	81,677	88,934	-8%	114,613	-29%
Other	423,298	450,702	-6%	485,738	-13%
	1,964,444	2,041,767	-4%	2,189,031	-10%
Non-current Liabilities
Loans and Financing	739,092	700,135	6%	707,353	4%
Debentures	286,497	307,797	-7%	650,378	-56%
Obligations for purchase of land and Advances from customers	131,149	185,516	-29%	159,228	-18%
Deferred taxes	22,173	20,450	8%	22,179	0%
Provision for legal claims and commitments	139,026	160,203	-13%	139,879	-1%
Other	142,188	130,966	9%	78,867	80%
	1,460,125	1,505,067	-3%	1,757,884	-17%
Equity
Equity attributable to Shareholders of the Company	2,926,451	2,998,075	-2%	3,110,914	-6%
Equity attributable to non-controlling interest	2,298	3,215	-29%	1,695	36%
	2,928,749	3,001,290	-2%	3,112,609	-6%
Total Liabilities and Equity attributable	6,353,318	6,548,124	-3%	7,059,524	-10%

Cash Flow

	3Q16	3Q15	9M16	9M15
Income Before Taxes on Income and Social Contribution	(68,076)	10,263	(142,570)	73,753
Expenses/income not affecting cash and cash equivalents	67,934	90,095	192,579	226,458
Depreciation and amortization	11,069	12,444	32,451	35,674
Provision for realization of non - financial assets - Properties and land for sale	(2,075)	(6,828)	(19,296)	(2,453)
Expense with stock option plan and shares	2,806	2,464	6,557	7,465
Provision for penalty for over delayed projects	(1,684)	337	(953)	(606)
Unrealized interest and financial charges	42,041	22,091	94,769	59,754
Equity income	6,678	(2,057)	1,776	(13,657)
Disposal of fixed asset	448	(112)	3,801	946
Provision for guarantee	(1,871)	(288)	(11,837)	8,541
Provision for legal claims and commitments	20,982	31,518	64,928	87,006
Provision for profit share	10,353	13,411	22,821	25,449
Allowance for doubtful accounts and dissolutions	(19,503)	3,955	11,088	3,150
Write-off of Investment	-	(104)	-	(2,421)
Income from financial instruments	(1,310)	13,264	(13,526)	17,610
Customers	86,347	(64,381)	216,811	(142,415)
Properties for sale	60,471	19,664	23,102	(23,453)
Other accounts receivable	9,343	17,181	(17,657)	1,278
Pre-paid expenses	(556)	2,418	1,360	7,568
Obligations on land purchase and advances from customers	(45,720)	(19,702)	(109,756)	(49,604)
Taxes and contribution	(7,257)	7,130	(20,380)	189
Providers	(11,703)	(30,221)	8,683	(16,335)
Salaries and payroll charges	2,878	(805)	(18,451)	(18,202)
Other liabilities	(87,200)	(28,344)	(102,883)	(85,356)
Related parties transactions	63,890	26,487	82,128	16,465
Paid taxes	(3,961)	3,150	(19,679)	(3,256)
Net cash from Operating Activities	66,390	32,935	93,287	(12,910)
Investments Activities
Purchase of property and equipment and intangible assets	(13,814)	(15,140)	(37,261)	(37,523)
Investments in subsidiaries	(2,628)	(192)	(15,267)	(1,154)
Redemption of short-term investments	929,357	1,964,858	2,838,803	4,097,940
Purchase of short-term investments	(917,083)	(2,096,220)	(2,657,690)	(3,904,527)
Net cash from investing activities	(4,168)	(146,694)	128,585	154,736
Financing activities
Investor obligations	768	1,638	(1,752)	(2,096)
Increase in loans and financing	262,863	261,265	704,252	643,937
Amortization of loans and financing	(326,853)	(231,450)	(899,803)	(805,510)
Buyback of treasury shares	(498)	(2,022)	(8,693)	(24,157)
Assignment of credit receivables, net	12,019	-	53,828	-
Loan Operations with related parts	(6,922)	(2,024)	8,987	3,388
Sale of treasury shares	919	1,212	2,149	3,023
Result from the sale of treasury shares	(915)	(1,207)	(2,140)	(2,424)
Net cash from financing activities	(58,619)	27,412	(143,172)	(183,839)
Increase (decrease) in cash and cash equivalents	3,603	(86,347)	78,700	(42,013)
Opening balance of cash and cash equivalents	82,640	154,229	82,640	109,895
Closing balance of cash and cash equivalents	161,340	67,882	161,340	67,882
Increase (decrease) in cash and cash equivalents	3,603	(86,347)	78,700	(42,013)

About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies that share similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On October 19, 2016, the Company disclosed a material fact informing to its shareholders and the market in general that the members of Gafisa’s Board of Directors approved the request for registration with the CVM of a public offering for the secondary distribution of registered, book-entry, common shares, with no par value, issued by subsidiary Tenda and owned by Gafisa. Additionally, on the same date it was approved, in the Shareholders’ Meeting of Tenda, the submission of the application for listing the stocks it issues in the Novo Mercado segment of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (Note 31(iii)).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On November 8, 2016, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized their disclosure.

The individual quarterly information (Company) and consolidated quarterly information were prepared and are being presented based on the technical pronouncement CPC 21(R1) – Interim Financial Reporting, using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2015. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2015.

The individual quarterly information, identified as “Company”, has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncement Committee (CPC), approved by the Brazilian Securities Commission (CVM) and are disclosed together with the consolidated quarterly information.

The consolidated quarterly information of the Company has been prepared and is being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities Commission (CVM), and according to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), applicable to real estate development entities in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, in relation to the treatment of the recognition of revenue from this sector and involves certain matters related to application of the continuous transfer of the risks, rewards and control over the real estate units sold.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the separate quarterly information of the Company. In view of the fact that there is no difference between the Company’s and the consolidated equity and profit or loss, the Company opted for presenting the accompanying individual and consolidated information in only one set.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies--Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information--Continued

The quarterly information has been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Reais, except as otherwise stated.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2015.

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2015.

3.    New standards, changes and interpretation of standards issued and not yet adopted

There is no other standard, change to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from its adoption on its quarterly information.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Cash and banks	9,696	31,823	64,321	69,560
Securities purchased under resale agreements (a)	63,552	12,221	64,183	13,080
Funds deposited with third parties (b)	-	-	32,836	-
Total cash and cash equivalents (Note 20.ii.a and 20.iii)	73,248	44,044	161,340	82,640

(a)     As of September 30, 2016, the securities purchased under resale agreement include interest earned through the balance sheet date, ranging from 65% to 100% of Interbank Deposit Certificates (CDI) (from 75% to 100.5% of CDI in 2015). All investments are carried out with what management considers being top tier financial institutions.

(b)     Amount deposited with Itaú Corretora de Valores S.A., for settling, on October 03, 2016, the 17th interest installment and the 11th amortization installment related to the first debenture placement of the subsidiary Tenda (Note 31 (i)).

          The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.1 to the financial statements as of December 31 2015.

4.2.    Short-term investments

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Fixed-income funds	81,431	192,409	139,630	279,486
Government bonds (LFT)	5,431	10,081	15,509	18,631
Corporate securities (LF/DPGE)	19,447	51,835	55,538	95,801
Securities purchased under resale agreements (Note 4.1. (a))	10,856	11,890	22,493	25,548
Bank certificates of deposit (a)	35,343	54,491	99,872	101,733
Restricted cash in guarantee to loans	27,041	20,515	27,073	31,633
Restricted credits	5,816	9,122	88,443	76,839
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	185,365	350,343	448,558	629,671

(a)   As of September 30, 2016, Bank Certificates of Deposit (CDBs) include interest earned through the balance sheet date, varying from 72% to 104.5% (from 90% to 107% in 2015) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income higher than those of securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

          The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.         Trade accounts receivable of development and services

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Real estate development and sales	811,221	1,001,351	1,634,510	1,895,795
( - ) Allowance for doubtful accounts and cancelled contracts	(20,236)	(12,365)	(96,250)	(100,530)
( - ) Present value adjustments	(16,777)	(21,527)	(28,827)	(31,052)
Services and construction and other receivables	32,818	18,583	59,974	38,151
Total trade accounts receivable of development and services (Note 20.ii.a)	807,026	986,042	1,569,407	1,802,364

Current portion	608,837	723,950	1,129,351	1,395,273
Non-current portion	198,189	262,092	440,056	407,091

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Overdue:
Up to 90 days	51,960	116,229	78,201	207,838
From 91 to 180 days	10,687	14,568	32,515	50,985
Over 180 days (a)	85,704	74,727	276,577	290,247
	148,351	205,524	387,293	549,070

Maturity:
2016	199,059	543,781	348,600	925,543
2017	288,980	148,568	596,581	286,138
2018	97,799	62,256	168,620	83,266
2019	80,528	20,254	137,503	34,518
2020 onwards	29,322	39,551	55,887	55,411
	695,688	814,410	1,307,191	1,384,876

( - ) Adjustment to present value	(16,777)	(21,527)	(28,827)	(31,052)
( - ) Allowance for doubtful account and cancelled contracts	(20,236)	(12,365)	(96,250)	(100,530)
	807,026	986,042	1,569,407	1,802,364

(a)   Of the amount more than 180 days past due in the Consolidated balance, R$45,569 refers to the amounts in process of transfer from subsidiary Tenda to financial institutions (R$69,464 in 2015).

The change in the allowance for doubtful accounts and cancelled contracts for the period ended September 30, 2016 is summarized as follows:

Company
09/30/2016

Balance at December 31, 2015	(12,365)
Additions (Note 22)	(8,270)
Write-offs (Note 22)	399
Balance at September 30, 2016	(20,236)

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2015	(100,530)	21,764	(78,766)
Additions (Note 22 and 23)	(8,270)	-	(8,270)
Write-offs (Note 22 and 23)	12,550	(15,368)	(2,818)
Balance at September 30, 2016	(96,250)	6,396	(89,854)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services--Continued

In the period ended September 30, 2016, the Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio, discounted to present value, is recorded under the heading “obligations assumed on the assignment of receivables”.

Transaction date	Assigned accounting portfolio	Portfolio discounted to present value	Transaction balance at September 30, 2016 (Note 14)
			Company	Consolidated

03/04/2016	27,954	27,334	19,510	23,203
05/09/2016	17,827	17,504	12,328	15,573
08/16/2016 (a)	15,418	14,943	9,301	9,301

(a)     The consolidated balance of the transaction as of September 30, 2016 (Note 14) does not include joint ventures, which are recorded under the equity method, according to the CPCs 18(R2) and 19(R2).

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the conditional sale to the securitization company.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2015.

6.    Properties for sale

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Land	663,169	775,814	1,347,759	1,443,460
( - ) Adjustment to present value	(8,194)	(9,639)	(21,333)	(16,771)
Property under construction	379,105	545,701	723,933	857,619
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	-	-	6,396	21,764
Completed units	497,708	216,073	594,283	333,036
( - ) Provision for realization of properties for sale	(5,437)	(5,437)	(8,491)	(8,491)
Total properties for sale	1,526,351	1,522,512	2,642,547	2,630,617

Current portion	1,321,927	1,135,137	2,118,652	1,880,377
Non-current portion	204,424	387,375	523,895	750,240

In the period ended  September 30, 2016, there was no change in the provision for impairment of properties for sale.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2015.

7.    Other accounts receivable and others

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Advances to suppliers	4,521	1,578	8,744	7,102
Recoverable taxes (IRRF, PIS, COFINS, among other)	15,936	20,712	60,650	66,289
Judicial deposit (Note 16)	112,258	105,275	138,822	125,358
Other	3	4	4,518	4,788
Total other accounts receivable and others	132,718	127,569	212,734	203,537

Current portion	47,265	46,621	120,032	120,657
Non-current portion	85,453	80,948	92,702	82,880

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2015	19,457	(15,090)	4,367	147,673	(41,816)	105,857
Additions	2,264	-	2,264	4,489	-	4,489
Transfer from (to) properties for sale, net	-	-	-	(38,451)	-	(38,451)
Reversal/Write-offs	(9,490)	6,302	(3,188)	(16,438)	19,296	2,858
Balance at September 30, 2016	12,231	(8,788)	3,443	97,273	(22,520)	74,753

Gafisa segment				12,231	(8,788)	3,443
Tenda segment				85,042	(13,732)	71,310

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 8.1 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Ownership interest

(a)     Information on subsidiaries and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015

Construtora Tenda S/A	-	100%	100%	1,807,568	679,122	1,128,446	1,090,935	36,461	43,311	1,128,446	1,090,935	36,461	44,389	-	-	-	-
Alphaville Urbanismo S.A	-	30%	30%	2,729,170	2,034,751	694,419	728,519	(34,100)	57,724	208,326	218,556	(10,230)	23,353	208,326	218,556	(10,230)	23,353
Gafisa SPE 26 Ltda.	-	100%	100%	177,036	10,018	167,018	167,361	(343)	495	167,018	167,361	(343)	495	-	-	-	-
Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	154,595	72,615	81,980	53,323	4,890	4,043	81,980	53,323	4,890	4,043	-	-	-	-
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	187,263	61,549	125,714	103,372	22,342	15,707	62,857	51,686	11,171	7,854	62,857	51,686	11,171	7,854
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	119,802	57,292	62,510	79,764	(17,254)	14,594	62,510	79,764	(17,254)	14,594	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	109,039	51,560	57,479	48,883	8,596	1,255	57,479	48,883	8,596	1,255	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	81,234	27,011	54,223	60,362	(2,939)	1,507	54,223	60,362	(2,939)	1,507	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	99,027	52,124	46,903	35,718	786	6,224	46,903	35,718	786	6,224	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	54,312	7,970	46,342	46,825	(484)	543	46,342	46,825	(484)	543	-	-	-	-
Gafisa SPE - 121 Emp. Imob. Ltda.	-	100%	100%	90,971	45,756	45,215	46,897	(1,682)	17,334	45,215	46,897	(1,682)	17,334	-	-	-	-
Gafisa SPE 72 Emp. Imob. Ltda.	-	100%	100%	55,559	11,354	44,205	44,275	(70)	231	44,205	44,275	(70)	231	-	-	-	-
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	135,238	91,389	43,849	31,624	9,269	10,451	43,849	31,624	9,269	10,451	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	44,784	4,686	40,098	40,879	(781)	(1,175)	40,098	40,879	(781)	(1,175)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	41,911	4,388	37,523	36,621	903	6,163	37,523	36,621	903	6,163	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	36,059	635	35,424	35,424	-	(1)	35,424	35,424	-	-	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	90,098	55,299	34,799	34,984	(185)	(1,620)	34,799	34,984	(185)	(1,620)	-	-	-	-
Gafisa SPE-104 Emp. Imob. Ltda.	-	100%	100%	93,554	63,244	30,310	3,428	628	(918)	30,310	3,428	628	(918)	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	69,180	39,181	29,999	24,012	5,987	4,102	29,999	24,012	5,987	4,102	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	32,557	3,031	29,526	29,442	84	95	29,526	29,442	84	95	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	28,197	1,634	26,563	26,469	93	75	26,563	26,469	93	75	-	-	-	-
Verdes Pracas Incorp. Imob. SPE Ltda.	-	100%	100%	26,034	82	25,952	26,225	(273)	(7)	25,952	26,225	(273)	(7)	-	-	-	-
Gafisa E Ivo Rizzo SPE-47 Em. Im. Ltda.	(a)	80%	80%	32,612	479	32,133	31,749	5	(27)	25,706	25,399	4	(22)	25,706	25,399	4	(22)
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	73,618	50,665	22,953	22,834	118	5,487	22,953	22,834	118	5,487	-	-	-	-
Varandas Grand Park Em. Im. Spe Ltda	(a)(c)	50%	50%	109,533	63,749	45,784	43,587	(750)	(280)	22,892	21,794	101	(745)	22,892	21,794	101	(745)
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	29,643	7,948	21,695	21,736	(42)	(429)	21,695	21,736	(42)	(429)	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	43,092	23,237	19,855	2,083	429	2,175	19,855	2,083	429	2,204	-	-	-	-
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	43,229	4,225	39,004	41,470	3,934	2,555	19,502	20,735	1,967	1,278	19,502	20,735	1,967	1,278
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	17,958	-	17,958	17,955	-	(1)	17,958	17,955	-	(1)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	30,930	13,031	17,899	17,740	160	219	17,899	17,740	160	219	-	-	-	-
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	38,984	4,672	34,312	33,378	922	1,540	17,156	16,689	467	1,652	17,156	16,689	467	1,652
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	63,787	47,439	16,348	16,196	152	16	16,348	16,196	152	16	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	31,132	14,816	16,316	17,454	(1,138)	(1,145)	16,316	17,454	(1,138)	(1,145)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	16,739	1,111	15,628	15,474	155	169	15,628	15,474	155	169	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	16,661	1,055	15,606	15,623	(17)	(13)	15,606	15,623	(17)	(13)	-	-	-	-
Diodon Participações Ltda	-	100%	100%	17,897	2,924	14,973	14,962	10	(80)	14,973	14,962	10	(80)	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	16,385	2,421	13,964	14,060	(96)	58	13,964	14,060	(96)	58	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	55,752	41,954	13,798	-	(311)	(1)	13,798	-	(311)	(1)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	15,222	2,006	13,216	13,385	(168)	(859)	13,216	13,385	(168)	(859)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	91,856	79,416	12,440	15,683	(3,243)	(6,605)	12,440	15,683	(3,243)	(6,605)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	20,038	8,335	11,703	11,601	102	172	11,703	11,602	102	172	-	-	-	-
Alto da Barra Sao Miguel Em. Im. Ltda	(a)	50%	50%	24,441	1,469	22,972	23,505	(534)	848	11,486	11,752	(267)	424	11,486	11,752	(267)	424
Blue I SPE-Plan. Prom.,Inc. e Venda Ltd	-	100%	100%	11,576	608	10,968	11,051	(83)	194	10,968	11,051	(83)	194	-	-	-	-
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	22,141	641	21,500	22,195	(696)	794	10,750	11,098	(348)	397	-	-	-	-
Fit 13 Spe Empr. Imob. Ltda.	(b)	50%	50%	23,367	2,483	20,884	34,487	(13,604)	424	10,442	17,244	(6,802)	212	3,556	17,840	283	429

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.      Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest--Continued

(a)     Information on subsidiaries and jointly-controlled investees --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015

Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	26,059	17,117	8,942	8,857	85	770	8,942	8,857	85	770	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	85,785	77,037	8,748	8,978	(230)	3,078	8,748	8,978	(230)	3,078	-	-	-	-
Atins Emp. Imob.s Ltda.	(a)	50%	50%	30,632	13,326	17,306	15,777	(836)	(33)	8,653	7,888	(418)	(17)	8,653	7,888	(418)	(17)
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	17,386	1,438	15,948	15,263	1,075	715	7,974	7,632	343	343	7,974	7,632	343	343
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	8,020	58	7,962	7,968	(6)	(5)	7,962	7,967	(6)	(5)	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	8,992	1,835	7,157	7,189	(32)	(80)	7,157	7,189	(32)	(80)	-	-	-	-
Gafisa SPE-113 Emp. Imob. Ltda.	(a)	60%	60%	63,610	51,868	11,742	7,521	(9,375)	(8,999)	7,045	4,513	(5,625)	(5,399)	7,045	4,513	(5,625)	(5,399)
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,842	1,075	6,767	6,727	40	85	6,767	6,727	40	85	-	-	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	-	65%	65%	21,436	11,059	10,377	9,552	5,076	1,200	6,745	6,209	3,390	2,153	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	11,402	4,926	6,476	6,477	(1)	(51)	6,476	6,477	(1)	(51)	-	-	-	-
Dubai Residencial Empr. Imob. Ltda.	(a)(c)	50%	50%	11,691	563	11,128	10,562	339	435	5,564	5,281	283	(2,145)	5,564	5,281	283	(2,145)
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	23,606	18,334	5,272	5,393	(121)	2,432	5,272	5,393	(121)	2,432	-	-	-	-
Performance Gafisa General Severiano Ltda	(a)	50%	0%	26,230	15,979	10,251	-	(1)	-	5,126	-	-	-	5,126	-	-	-
OCPC01 Adjustment – capitalized interests	(d)			-	-	-	-	-	-	32,245	31,675	570	5,389	-	-	-	-
Other (*)	-			294,141	199,105	95,037	99,897	(5,164)	(8,160)	72,579	78,065	(1,335)	(5,777)	27,712	16,481	(184)	(3,082)
Subtotal				7,746,613	4,163,095	3,583,519	3,463,711	8,082	176,731	2,910,056	2,779,093	32,720	142,346	433,555	426,246	(2,105)	23,923

Indirect investees - Gafisa:
Saí Amarela S.A.	(a)	50%	50%	2,064	118	1,946	2,314	(306)	(116)	-	-	-	-	973	1,126	(153)	(58)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	1,402	42	1,360	1,662	316	880	-	-	-	-	816	997	190	528
Other (*)				441	31	410	466	352	(734)	-	-	-	-	205	73	172	(286)
Indirect jointly-controlled investees Gafisa				3,907	191	3,716	4,442	362	30	-	-	-	-	1,994	2,196	209	184

Indirect investees - Tenda:
Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,726	4,016	710	676	34	(1,320)	-	-	-	-	391	372	19	(726)
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,367	187	21,180	21,050	154	39	-	-	-	-	12,708	12,630	92	23
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	10,274	262	10,012	9,882	427	(2,262)	-	-	-	-	6,006	5,929	256	(1,357)
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	10,111	240	9,871	9,999	(229)	(5,519)	-	-	-	-	5,429	5,554	(126)	(3,035)
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	34,941	6,334	28,607	32,062	(874)	211	-	-	-	-	20,025	22,443	(612)	147
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	15,535	863	14,672	16,455	(1,617)	(2,342)	-	-	-	-	10,270	11,518	(1,132)	(1,639)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	35,408	1,242	34,166	33,634	547	1,530	-	-	-	-	23,916	23,544	383	1,072
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,571	369	11,202	11,404	(202)	567	-	-	-	-	8,962	9,123	(162)	454
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,295	275	9,020	8,723	298	(52)	-	-	-	-	4,510	4,362	149	(26)
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,802	777	12,025	11,761	266	(223)	-	-	-	-	6,013	5,880	133	(111)
Grand Park - Pq. Pássaros Em. Im. Ltda.	-	50%	50%	39,896	2,972	36,924	22,466	1,680	4,476	-	-	-	-	18,462	11,233	840	2,237
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	18,679	1,587	17,092	18,015	(924)	(176)	-	-	-	-	8,546	9,007	(462)	(88)
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	55,145	6,137	49,008	47,831	704	19,980	-	-	-	-	24,504	23,916	352	9,990
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	23,367	2,484	20,883	34,487	(13,604)	424	-	-	-	-	3,556	17,840	283	429
Other (*)	-			118,814	22,972	95,842	69,986	25,854	17,925	-	-	-	-	-	-	(1)	(4,055)
Indirect jointly-controlled investees - Tenda	-			421,931	50,717	371,214	348,431	12,514	33,258	-	-	-	-	153,298	163,351	12	3,315

Subtotal				8,266,974	4,308,525	3,958,449	3,816,584	20,958	210,019	2,910,056	2,779,093	32,720	142,346	588,847	591,793	(1,884)	27,422

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees--Continued

(i)      Ownership interest--Continued

(a)     Information on subsidiaries and jointly-controlled investees --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees		09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015

Goodwill on acquisition of subsidiaries	(e)									25,476	25,476			-	-
Goodwill based on inventory surplus	-									62,804	62,343			-	-
Addition to remeasurement of investment in associate	(f)									375,853	375,853			375,853	375,853
Total investments										3,374,189	3,242,765	32,720	142,346	964,700	967,646	(1,884)	27,422

(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Direct investees	09/30/2016	12/31/2015	09/30/2016	09/30/2016	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015	09/30/2016	12/31/2015	09/30/2016	09/30/2015
Provision for net capital deficiency (g):
Gafisa Vendas Interm. Imobiliaria Ltda	100%	100%	26,790	39,819	(13,029)	(8,239)	(8,390)	(2,514)	(13,029)	(8,239)	(8,390)	(2,514)	-	-	-	-
Manhattan Comercial 01 Ltda. (h)	50%	50%	-	-	-	(7,887)	-	(8,395)	-	(4,350)	-	(4,198)	-	(4,350)	-	(4,198)
Manhattan Residencial 01 Ltda. (h)	50%	50%	-	-	-	(89,319)	-	(19,110)	-	(44,627)	-	(10,712)	-	(44,627)	-	(10,712)
Other (*)			22,717	23,303	(586)	(2,557)	(324)	(937)	(586)	(2,511)	(326)	(1,667)	(5,396)	(5,424)	108	1,145
Total provision for net capital deficiency			49,507	63,122	(13,615)	(108,002)	(8,714)	(30,956)	(13,615)	(59,727)	(8,716)	(19,091)	(5,396)	(54,401)	108	(13,765)

Total Income from equity method investments											24,004	123,255			(1,776)	13,657

(*) Includes companies with investment balances below (R$ 5,000).

(a)    Jointly-controlled entities.

(b)    Jointly-controlled entity with the subsidiary Tenda.

(c)    The Company recorded expense of R$287 in Income from equity method investments for the period ended September 30, 2016 related to the recognition, by jointly-controlled entities, of adjustments in the prior year, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)    Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)    See breakdown in Note 11.

(f)     Amount related to the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity.

(g)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(h)    In the period ended September 30, 2016, there was increase in paid-in capital with the loan balance in the amount of R$50,500 (Note 21 (a).

(b)    Change in investments

	Company	Consolidated

Balance at December 31, 2015	3,242,765	967,646
Income from equity method investments	32,720	(1,884)
Capital contribution (decrease)	108,821	8,265
Acquisition of interests	5,586	5,124
Capital paid-in with Loan receivable (h)	50,500	50,500
Transfer from provision for net capital deficiency (h)	(48,977)	(48,977)
Dividends receivable	(13,721)	(8,806)
Usufruct of shares	(3,200)	-
Other investments	(305)	(7,168)
Balance at September 30, 2016	3,374,189	964,700

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

		Company				Consolidated
Type	12/31/2015	Addition	Write-off	100% depreciated items	09/30/2016	12/31/2015	Addition	Write-off	100% depreciated items	09/30/2016
Cost
Hardware	14,018	2,800	-	(4,297)	12,521	28,143	8,116	(479)	(6,071)	29,709
Leasehold improvements and installations	9,367	451	-	(3,492)	6,326	17,449	2,049	-	(3,525)	15,973
Furniture and fixtures	675	-	-	-	675	5,503	1	-	(2)	5,502
Machinery and equipment	2,640	-	-	-	2,640	4,039	-	-	(1)	4,038
Molds	-	-	-	-	-	13,067	3,651	-	-	16,718
Sales stands	12,041	7,713	(279)	(795)	18,680	15,724	9,254	(1,501)	(1,333)	22,144
	38,741	10,964	(279)	(8,584)	40,842	83,925	23,071	(1,980)	(10,932)	94,084

Accumulated depreciation
Hardware	(7,191)	(1,999)	-	4,297	(4,893)	(13,474)	(4,240)	-	6,071	(11,643)
Leasehold improvements and installations	(4,838)	(1,237)	-	3,492	(2,583)	(7,918)	(2,396)	-	3,525	(6,789)
Furniture and fixtures	(282)	(51)	-	-	(333)	(3,664)	(415)	-	2	(4,077)
Machinery and equipment	(1,344)	(198)	-	-	(1,542)	(1,898)	(305)	-	1	(2,202)
Molds	-	-	-	-	-	(3,379)	(2,228)	-	-	(5,607)
Sales stands	(2,267)	(4,917)	99	795	(6,290)	(4,416)	(5,934)	884	1,333	(8,133)
	(15,922)	(8,402)	99	8,584	(15,641)	(34,749)	(15,518)	884	10,932	(38,451)

Total property and equipment	22,819	2,562	(180)	-	25,201	49,176	7,553	(1,096)	-	55,633

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2015.

11.  Intangible assets

	Company
	12/31/2015				09/30/2016
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	75,409	5,032	-	(17,325)	63,116
Software – Depreciation	(47,187)	-	(9,726)	17,325	(39,588)
Other	5,089	3,853	(3,997)	-	4,945
Total intangible assets	33,311	8,885	(13,723)	-	28,473

	Consolidated
	12/31/2015				09/30/2016
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476

Software – Cost	110,559	11,680	(1,821)	(29,582)	90,836
Software – Depreciation	(65,408)	-	(14,367)	29,582	(50,193)
Other	6,715	3,854	(4,794)	-	5,775

Total intangible assets	77,342	15,534	(20,982)	-	71,894

In the end of each fiscal year, the Company evaluates the recovery of the carrying value of goodwill and the addition to the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, as disclosed in Note 9. In the period ended September 30, 2016, the Company did not find the existence of any indication of loss on the carrying value of goodwill.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	09/30/2016	12/31/2015	09/30/2016	12/31/2015

National Housing System - SFH /SFI	November 2016 to April 2021	8.30% to 14.00% + TR 120% and 129% of CDI	949,373	1,014,092	1,188,494	1,161,707
Certificate of Bank Credit - CCB (i)	June 2017 to September 2019	125% of CDI 0.59%/3.00%/3.95%/4.25% + CDI - INCC	163,448	124,568	201,571	131,128
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			1,112,821	1.138.660	1,390,065	1,292,835

Current portion			587,959	595,817	650,973	672,365
Non-current portion			524,862	542,843	739,092	620,470

(i)   In the period ended September 30, 2016, the Company made payments in the total amount of R$43,220, of which R$15,122 related to principal and R$28,098 related to the interest. Additionally, on September 28, 2016, the Company entered into a CCB transaction in the amount of R$65,000, with final maturity on September 27, 2019, amortization of principal in five equal quarterly installments as from the 24th month (including) or observed the possibility of extraordinary amortization, payment of quarterly interests from the issue date, with secured guarantee of the mortgage of the real estate pledged, adding an extra land of the landbank through conditional sale.

The maturities of the current and non-current installments are as follows:

	Company		Consolidated
Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

2016	116,941	595,817	123,825	672,365
2017	589,365	385,555	665,345	440,418
2018	360,196	153,288	450,263	166,996
2019	46,319	4,000	115,007	12,049
2020 onwards	-	-	35,625	1,007
	1,112,821	1,138,660	1,390,065	1,292,835

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratios and minimum and maximum amounts required under such restrictive covenants as of  September 30, 2016 and December 31, 2015 are disclosed in Note 13.

The following table shows the summary of financial expenses and charges and the capitalized rate in the account properties for sale.

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Total financial charges for the period	164,641	152,665	214,354	208,205
Capitalized financial charges	(133,606)	(99,759)	(171,437)	(142,271)

Financial expenses (Note 24)	31,035	52,906	42,917	65,934

Financial charges included in “Properties for sale”:

Opening balance	287,806	256,955	354,551	315,726
Capitalized financial charges	133,606	99,760	171,437	142,271
Charges recognized in profit or loss (Note 23)	(94,005)	(88,705)	(132,908)	(119,502)

Closing balance	327,407	268,010	393,080	338,495

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures

				Company		Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Seventh placement (i)	375,000	TR + 10.384%	December 2017	389,705	452,568	389,705	452,568
Eighth placement / second series	5,787	IPCA + 7.96%	October 2016	9,450	8,395	9,450	8,395
Ninth placement (ii)	91,624	CDI + 1.90%	July 2018	90,535	130,394	90,535	130,394
Tenth placement (iii)	55,000	IPCA + 8.22	January 2020	67,463	64,724	67,463	64,724
First placement (Tenda) (iv)	100,000	TR + 9.00%	November 2016	-	-	102,793	201,877

Total debentures (Nota 20.i.d, 20.ii.a and 20.iii)				557,153	656,081	659,946	857,958

Current portion				270,656	187,744	373,449	389,621
Non-Current portion				286,497	468,337	286,497	468,337

In the period ended September 30, 2016, the Company made the following payments:

	Principal	Interest payable	Total amortization
(i)	75,000	26,459	101,459
(ii)	40,402	12,844	53,246
(iii)	-	4,775	4,775
(iv)	100,000	11,702	111,702
	215,402	55,781	271,183

The maturities of current and non-current portions are as follows:

	Company		Consolidated
Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

2016	98,552	187,744	201,345	389,621
2017	321,432	344,690	321,432	344,690
2018	94,605	83,485	94,605	83,485
2019	21,279	20,078	21,279	20,078
2020	21,285	20,084	21,285	20,084
	557,153	656,081	659,946	857,958

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

The Company is in compliance with the debt covenants at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under such restrictive covenants as of September 30, 2016 and December 31, 2015 are as follows:

	09/30/2016	12/31/2015
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-20.66 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-8.22%	-12.19%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.54 times	2.25 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-11.81 times	-7.73 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-8.22%	-12.19%

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	3.46 times	3.71 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	49.12%	46.44%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-20.66 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-8.22%	-12.19%

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE (4) is always above zero.	-6.16 times	-6.79 times
Net debt less debt with secured guarantee (3) required to be not in excess of 50% of equity.	-22.55%	-21.47%

Total receivables plus unappropriated income plus total inventory of finished units required to be over 1.5 time the net debt plus payable for purchase of properties plus unappropriated cost or below zero

	3.14 times	2.47 times

(1)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)   Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

 (4)   Total inventory.

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Assignment of receivables:
Obligation CCI Jun/11	1,628	3,164	2,847	4,775
Obligation CCI Dec/11	1,845	2,071	1,909	2,236
Obligation CCI Jul/12	201	368	201	368
Obligation CCI Nov/12	-	-	3,705	4,351
Obligation CCI Dec/12	5,376	7,541	5,376	7,541
Obligation CCI Nov/13	1,848	2,858	4,813	6,362
Obligation CCI Nov/14	2,941	4,646	4,934	6,696
Obligation CCI Dec/15	10,074	13,053	19,564	24,558
Obligation CCI Mar/16 (Note 5)	19,510	-	23,203	-
Obligation CCI May/16 (Note 5)	12,328	-	15,573	-
Obligation CCI Aug/16 (Note 5)	9,301		9,301
FIDC obligation	606	1,146	1,269	2,406
Total obligations assumed on assignment of receivables (Note 20.ii.a and 20.iii)	65,658	34,847	92,695	59,293

Current portion	22,984	12,631	34,396	23,482
Non-current potion	42,674	22,216	58,299	35,811

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2015.

15.  Other payables

		Company		Consolidated
	2012	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Provision for penalties for delay in construction works	8.883	-	1,404	2,260	3,213
Cancelled contract payable	2.363	10,779	11,014	26,256	24,053
Warranty provision	28.345	32,724	41,958	47,810	59,647
Deferred sales taxes (PIS and COFINS) in long term	21.772	5,262	8,368	15,409	13,129
Provision for net capital deficiency (Note 9 (g))	35.570	13,615	59,727	5,396	54,401
Long-term suppliers (Note 20.i.d)		2,753	5,652	5,170	7,508
Payables to venture partners (Note 20.i.d, 20.ii and 20.iii)		2,280	4,713	3,143	4,895
Share-based payment - Phantom Shares (Note 18.3)		2,464	889	2,464	889
Other liabilities	13.781	5,756	8,426	32,772	28,918

Total other payables	113.000	75,633	142,151	140,680	196,653

Current portion	90.953	65,154	127,123	106,760	163,437
Non-current portion	22.047	10,479	15,028	33,920	33,216

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments

In the period ended September 30, 2016, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2015	119,420	220	63,235	182,875
Additional provision (Note 23)	33,755	27	9,729	43,511
Payment and reversal of provision not used	(31,480)	(14)	(13,619)	(45,113)
Balance at September 30, 2016	121,695	233	59,345	181,273

Current portion	80,796	233	17,660	98,689
Non-current portion	40,899	-	41,685	82,584

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2015	149,621	400	92,961	242,982
Additional provision (Note 23)	43,846	37	21,045	64,928
Payment and reversal of provision not used	(36,378)	(201)	(33,616)	(70,195)
Balance at September 30, 2016	157,089	236	80,390	237,715

Current portion	80,796	233	17,660	98,689
Non-current portion	76,293	3	62,730	139,026

(a)     Civil lawsuits, tax proceedings and labor claims

As of September 30, 2016, the Company and its subsidiaries have deposited in court the amount of R$112,258 (R$105,275 in 2015) in the Company’s statement, and R$138,822 (R$125,358 in 2015) in the consolidated statement (Note 7).

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Civil lawsuits	71,972	71,327	89,800	81,919
Tax proceedings	21,743	13,744	24,722	14,222
Labor claims	18,543	20,204	24,300	29,217
Total	112,258	105,275	138,822	125,358

(i)   Lawsuits in which likelihood of loss is rated as possible

As of September 30, 2016, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$767,423 (R$810,163 in 2015), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the variation in the volume of lawsuits with smaller amounts and review of the involved amounts.

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Civil lawsuits	243,659	235,975	468,117	469,841
Tax proceedings	31,652	32,543	240,196	263,540
Labor claims	37,395	38,967	59,110	76,782
Total	312,706	307,485	767,423	810,163

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments--Continued

(b)     Payables related to the completion of real estate ventures

There was no significant change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2015.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 34 commercial properties where its facilities are located, at a monthly cost of R$1,029 indexed to the IGP-M/FGV variation. The rental term is from 1 to 8 years and there is a fine in case of contract cancellation corresponding to three-month rent or in proportion to the contract expiration time. The estimate of minimum future payments for commercial property rentals (cancellable leases) totals R$61,250, as follows.

Consolidated
Payment estimate	09/30/2016

2016	2,773
2017	10,860
2018	8,623
2019	7,195
2020 onwards	32,069
61,520

       The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 15 to the financial statements as of December 31, 2015.

17.  Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Payables for purchase of properties	October 2016 to November 2021	103,817	139,320	323,039	362,800
Adjustment to present value		(8,283)	(9,723)	(22,577)	(17,039)
Advances from customers
Development and sales		21,404	19,337	34,821	39,743
Barter transaction - Land		97,376	143,271	164,895	224,430
Total payables for purchase of properties and advances from customers (Note 20.i.d and 20.ii.a)		214.314	292,205	500,178	609,934

Current portion		167,875	148,989	369,029	361,420
Non-current portion		46,439	143,216	131,149	248,514

The current and non-current portions fall due as follows:

	Company		Consolidated
Maturity	09/30/2016	12/31/2015	09/30/2016	12/31/2015

2016	37,030	81,347	97,718	247,663
2017	150,980	191,482	302,763	295,152
2018	9,822	8,859	53,203	37,230
2019	9,043	8,306	31,107	21,010
2020 onwards	7,439	2,211	15,387	8,879
	214,314	292,205	500,178	609,934

18.  Equity

18.1.  Capital

As of September 30, 2016 and December 31, 2015, the Company's authorized and paid-in capital amounts to R$2,740,662, in both periods represented by 378,066,162  registered common shares, with no par value, of which 14,160,533 (10,584,756 as of December 31, 2015) were held in treasury.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.1.  Capital--Continued

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 600,000,000 (six hundred million) common shares.

On March 3, 2016, the Company approved the creation of a new program to repurchase its shares to hold them in treasury and later selling or cancelling them, over a period of 18 months, up to the limit of 8,198,565 shares. In the period ended September 30, 2016, 4,503,600 shares in the total amount of R$8,693 were acquired. Additionally, the Company transferred 927,824 (1,221,860 in 2015) shares in the total amount of R$2,149 (R$3,022 in 2015) related to the exercise of options of the stock option plan comprising common shares by the beneficiaries, for which it received the total amount of R$9 (R$599 in 2015).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	09/30/2016	12/31/2015	09/30/2016	12/31/2015
11/20/2001	599,486	2.8875	0.17%	1,493	1,457	1,731	1,731
Changes in 2013:
Acquisition	18,500,000	3.8562	5.12%	46,065	44,955	71,339	71,339
Changes in 2014:
Acquisition	43,738,235	2.6353	12.11%	108,908	106,284	115,265	115,265
Transfer	(5,463,395)	3.2183	-1.51%	(13,604)	(13,276)	(17,583)	(17,583)
Cancellations	(27,493,039)	3.3351	-7.61%	(68,458)	(66,808)	(91,693)	(91,693)
Changes in 2015:
Acquisition	11,925,330	2.0257	3.30%	29,694	28,979	24,157	24,157
Transfer	(1,221,860)	2.4733	-0.34%	(3,042)	(2,970)	(3,022)	(3,022)
Cancellations	(30,000,000)	2.4738	-8.31%	(74,700)	(72,900)	(74,214)	(74,214)
Changes in 2016:
Acquisition	4,503,600	1.9302	1.25%	11,214	-	8,693	-
Transfer	(927,824)	2.3162	-0.26%	(2,310)	-	(2,149)	-
	14,160,533	2.2968	3.92%	35,260	25,721	32,524	25,980

(*)                                   Market value calculated based on the closing share price on September 30, 2016 at R$2.49 (R$2.43 in 2015), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2015	367,481
Repurchase of treasury shares	(4,504)
Transfer related to the stock option plan	928
Shares held by the management members of the Company	(2,838)
Outstanding shares as of September 30, 2016	361,067

Weighted average shares outstanding	363,626

Expenses incurred with stock grants are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the periods ended September 30, 2016 and 2015:

	09/30/2016	09/30/2015

Gafisa (a)	5,506	5,859
Tenda	1,051	1,606
	6,557	7,465

(a)     Of this total, R$1,574 (R$355 in 2015) refer to Phantom Shares (Note 18.3) and R$3,932 (R$5,504 in 2015) to equity-settled stock option plans.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan--Continued

(i)    Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015 and 2016 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire  six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

The changes in options outstanding in the period ended September 30, 2016 and year ended December 31, 2015, which include their respective weighted average exercise prices, are as follows:

	2016		2015
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	11,743,379	1.83	9,542,643	1.49
Options granted	2,209,869	2.62	3,567,201	2.24
Options exercised (i)	(930,449)	(0.01)	(1,221,860)	(0.49)
Options expired	-	-	(32,000)	(3.05)
Options forfeited	(114,717)	(0.01)	(112,605)	(0.01)
Options outstanding at the end of the period	12,908,082	2.11	11,743,379	1.83

(i) In the period ended September 30, 2016, the amount received for exercised options was R$9 (R$599 in the year ended December 31, 2015).

Options outstanding and exercisable as of September 30, 2016, are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
12,908,082	7.09	2.11	1,927,083	2.68

During the period ended September 30, 2016,  the Company granted 2,209,869 options in connection with its stock option plans comprising common shares (3,567,201 options granted in 2015).

The fair value of the new granted options totaled R$1,265 (R$3,232 in 2015), which was determined based on the following assumptions:

	2016	2015
Pricing model	Binomial	Binomial
Exercise price of options (R$)	R$2.62	R$2.24
Weighted average price of options (R$)	R$2.62	R$2.24
Expected volatility (%) – (*)	53%	52%
Expected option life (years)	5.78 years	5.58 years
Dividend income (%)	1.98%	2.24%
Risk-free interest rate (%)	14.13%	13.64%

               (*)The volatility was determined based on the regression analyses of the relation of the volatility of the Gafisa S.A.’s shares with the Ibovespa index.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity--Continued

18.2.  Stock option plan--Continued

 (ii)   Tenda

The subsidiary Tenda has a total of two stock options comprising common shares for its employees and management members, launched in 2014 and 2016, that follows the rules established in its Stock Option Plan.

The changes in options outstanding in the period ended September 30, 2016 and year ended December 31, 2015, which include their respective weighted average exercise prices, are as follows:

	2016		2015
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	42,259,687	0.84	42,259,687	0.76
Options granted	1,637,067	0.88	-	-
Options forfeited	(1,100,400)	0.84	-	-
Options outstanding at the end of the period	42,796,354	0.84	42,259,687	0.76

The options outstanding and exercisable as of September 30, 2016, are as follows:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
42,796,354	2.36	0.84	-	-

The fair value of the options granted in 2014 and 2016 totaled R$8,927, which was determined based on the following assumptions:

	2016	2014
Pricing model	Black-Scholes	Black-Scholes
Exercise price of options (R$)	R$0.88	R$0.85
Weighted average price of options (R$)	R$0.88	R$0.84
Expected volatility (%) – (*)	26.70%	31.30%
Expected life of options (years)	4.51 years	2.55 years
Risk-free interest rate (%) – (**)	12.67% to 12.77%	12.77% to 12.84%

                          (*)The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

                          (**)The market risk-free interest rate for the option term in the grant moment varied between 11.66% and 12.84%.

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment, with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

In the plan approved in 2016, the beneficiaries were granted the right to receive an amount equivalent to 1,143,145 phantom shares, together with the stock option plan for the year 2016. The phantom shares have the same grace and expiration period of the options, and can be partially or fully exercised during the established period.

As of September 30, 2016, the amount of R$2,464 (R$889 in 2015), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the periods ended September 30, 2016 and 2015 is as follows:

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Profit (loss) before income tax and social contribution, and statutory interest	(164,288)	65,894	(142,570)	73,753
Income tax calculated at the applicable rate - 34%	55,858	(22,404)	48,474	(25,076)
Net effect of subsidiaries and ventures taxed by presumed profit and Special Taxation Regime (RET)	-	-	2,321	28,807
Tax losses (tax loss carryforwards used)	-	(2,042)	(1,515)	(2,387)
Income from equity method investments	8,161	41,389	(604)	4,126
Stock option plan	(2,493)	(2,045)	(2,850)	(2,591)
Other permanent differences	(2,302)	(8,195)	(7,516)	(12,992)
Charges on payables to venture partners	(514)	1,026	(46)	901
Tax credits recognized (not recognized)	(58,710)	-	(57,943)	5,956
Total	-	7,729	(19,679)	(3,256)

Tax expenses - current	-	(383)	(15,114)	(14,984)
Tax income - deferred	-	8,112	(4,565)	11,728

 (ii)   Deferred income tax and social contribution

As of September 30, 2016 and December 31, 2015, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Provisions for legal claims	61,633	62,178	79,234	82,614
Temporary differences – PIS and COFINS deferred	7,171	10,636	13,190	16,404
Provisions for realization of non-financial assets	1,849	1,849	6,860	11,776
Temporary differences – CPC adjustment	22,012	40,089	26,516	44,748
Temporary differences – Cash versus accrual basis	83,040	47,442	83,040	47,442
Other provisions	21,364	13,303	64,555	38,470
Income tax and social contribution loss carryforwards	88,780	75,768	322,810	317,282
Tax benefits of subsidiaries	28,165	28,165	28,165	28,165
Tax credits not recognized	(58,710)	-	(330,940)	(272,997)
	255,304	279,430	293,430	313,904

Liabilities
Negative goodwill	(92,385)	(92,385)	(92,385)	(92,385)
Temporary differences –CPC adjustment	(130,606)	(131,096)	(132,366)	(130,929)
Differences between income taxed on cash basis and recorded on an accrual basis	(42,398)	(66,034)	(90,852)	(107,079)
	(265,389)	(289,515)	(315,603)	(330,393)

Total net	(10,085)	(10,085)	(22,173)	(16,489)

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

Company
09/30/2016			12/31/2015
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

261,117	261,117		222,849	222,849

Deferred tax asset (25%/9%)

65,279	23,501	88,780	55,712	20,056	75,768

Recognized deferred tax asset

55,712	20,056	75,768	55,712	20,056	75,768

Unrecognized deferred tax asset

9,567	3,445	13,012	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution--Continued

(ii)      Deferred income tax and social contribution --Continued

Consolidated
09/30/2016			12/31/2015
Income tax	Social contribution	Total	Income tax	Social contribution	Total

Balance of income tax and social contribution loss carryforwards

949,440	949,440		933,182	933,182

Deferred tax asset (25%/9%)

237,360	85,450	322,810	233,296	83,986	317,282

Recognized deferred tax asset

55,712	20,056	75,768	55,712	20,056	75,768

Unrecognized deferred tax asset

181,648	65,394	247,042	177,584	63,930	241,514

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

Company
Income tax and social contribution loss	Income tax and social contribution loss

2016

16,484	5,604

2017

8,282	2,816

2018

3,056	1,039

2019

27,174	9,239

2020 to 2026

167,853	57,070
222,849	75,768

The other explanations related to this note were not subject to significant changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2015.

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of September 30, 2016, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between December 2016 and January 2020. The derivative contracts are as follows:

Consolidated
		Reais	Percentage		Validity		Unrealized gain (loss) of derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	09/30/2016	12/31/2015

Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	-	(637)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(407)	(641)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	86	(399)
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(364)	(2,216)
Gafisa S/A	Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(2,119)	(15,907)
Gafisa S/A	Banco Votorantim S.A.	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	4,963	(1,874)
		Total derivative financial instruments (Note 20 (i) (d) and Note 20 (ii) (a))					2,159	(21,674)

					Current		(6,944)	(14,056)
					Non-current		9,103	(7,618)

During the period ended September 30, 2016, the amount of R$13,526 (R$(17,610) in 2015) in the Company’s and consolidated statements, which refers to net result of the interest swap transaction, arising from the payment in the amount of R$10,308 and the positive value change based on the market of R$23,834, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and the interest rate fluctuation in the Company’s balance sheet (Note 24).

       The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2015.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

	Company
Period ended September 30, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	587,959	524,862	-	-	1,112,821
Debentures (Note 13)	270,656	265,212	21,285	-	557,153
Payables to venture partners (Note 15)	2,280	-	-	-	2,280
Suppliers (Note 15 and Note 20.ii.a)	29,421	2,753	-	-	32,174
Payables for purchase of properties and advances from customers (Note 17)	167,875	39,000	7,439	-	214,314
	1,058,191	831,827	28,724	-	1,918,742

	Consolidated
Period ended September 30, 2016	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	650,973	687,623	51,469	-	1,390,065
Debentures (Note 13)	373,449	265,212	21,285	-	659,946
Payables to venture partners (Note 15)	3,143	-	-	-	3,143
Suppliers (Note 15 and Note 20.ii.a)	66,018	5,170	-	-	71,188
Payables for purchase of properties and advances from customers (Note 17)	369,029	115,762	15,265	122	500,178
	1,462,612	1,073,767	88,019	122	2,624,520

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2015 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of September 30, 2016 and December 31, 2015 is as follows:

	Company			Consolidated
	Fair value classification
As of September 30, 2016	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	185,365	-	-	448,558	-
Derivative financial instruments (Note 20.i.b)	-	2,159	-	-	2,159	-

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	350,343	-	-	629,671	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(i)     Risk considerations--Continued

d)    Liquidity risk--Continued

Fair value classification --Continued

       In addition, we show the fair value classification of financial instruments liabilities:

	Company			Consolidated
	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial liabilities
Derivative financial instruments (Note 20.i.b)	-	21,674	-	-	21,674	-

In the period ended September 30, 2016, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2015 to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of September 30, 2016 and December 31, 2015, classified into Level 2 of the fair value classification, are as follows:

	Company
	09/30/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	73,248	73,248	44,044	44,044
Short-term investments (Note 4.2)	185,365	185,365	350,343	350,343
Derivative financial instruments (Note 20(i)(b))	2,159	2,159	-	-
Trade accounts receivable (Note 5)	807,026	807,026	986,042	986,042
Loan receivable (Note 21.1)	18,457	18,457	78,818	78,818

Financial liabilities
Loans and financing (Note 12)	1,112,821	1,110,947	1,138,660	1,095,844
Debentures (Note 13)	557,153	574,524	656,081	633,238
Payables to venture partners (Note 15)	2,280	2,822	4,713	5,472
Derivative financial instruments (Note 20(i)(b))	-	-	21,674	21,674
Suppliers (Note 20(i)(d))	32,174	32,174	32,115	32,115
Obligations assumed on assignment of receivables (Note 14)	65,658	65,658	34,847	34,847
Payables for purchase of properties and advances from customers (Note 17)	214,314	214,314	292,205	292,205
Loan payable (Note 21.1)	8,149	8,149	10,480	10,480

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

(ii)    Fair value of financial instruments--Continued

a)      Fair value measurement--Continued

	Consolidated
	09/30/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	161,340	161,340	82,640	82,640
Short-term investments (Note 4.2)	448,558	448,558	629,671	629,671
Derivative financial instruments (Note 20(i)(b))	2,159	2,159	-	-
Trade accounts receivable (Note 5)	1,569,407	1,569,407	1,802,364	1,802,364
Loan receivable (Note 21.1)	56,341	56,341	109,193	109,193

Financial liabilities
Loans and financing (Note 12)	1,390,065	1,371,727	1,292,835	1,237,222
Debentures (Note 13)	659,946	676,417	857,958	828,387
Payables to venture partners (Note 15)	3,143	2,822	4,895	5,472
Derivative financial instruments (Note 20(i)(b))	-	-	21,674	21,674
Suppliers (Note 20(i)(d))	71,188	71,188	57,335	57,335
Obligations assumed on assignment of receivables ( (Note 14)	92,695	92,695	59,293	59,293
Payables for purchase of properties and advances from customers (Note 17)	500,178	500,178	609,934	609,934
Loan payable (Note 21.1)	58,118	58,118	51,482	51,482

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2015.

b)      Risk of debt acceleration

There was no significant change in relation to the risks of debt acceleration disclosed in Note 20(ii)(b) to the financial statements as of December 31, 2015.

c)      Market risk

There was no significant change in relation to the market risks disclosed in Note 20(ii)(c) to the financial statements as of December 31, 2015.

 (iii)  Capital stock management

The explanations related to this note were not subject to significant changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31,2015.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and marketable securities):

	Company		Consolidated
	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Loans and financing (Note 12)	1,112,821	1,138,660	1,390,065	1,292,835
Debentures (Note 13)	557,153	656,081	659,946	857,958
Obligations assumed on assignment of receivables (Note 14)	65,658	34,847	92,695	59,293
Payables to venture partners (Note 15)	2,280	4,713	3,143	4,895
( - ) Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(258,613)	(394,387)	(609,898)	(712,311)
Net debt	1,479,299	1,439,914	1,535,951	1,502,670
Equity	2,926,451	3,095,491	2,928,749	3,097,236
Equity and net debt	4,405,750	4,535,405	4,464,700	4,599,906

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments--Continued

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended September 30, 2016, except swap contracts, which are analyzed through their due dates, describes the risks that may cause significant changes in the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of September 30, 2016, besides derivative instruments, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI, National Consumer Price Index – Extended (IPCA) and TR;

c)   Accounts receivable, obligations for purchase of property, and loans and financing, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis in the period ended September 30, 2016, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 14.13%, TR at 2.29%, INCC at 6.21%, and IPCA at 8.48%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, based on the above scenarios, as of September 30, 2016. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/Decrease of CDI	5,279	13,197	26,395	(26,395)	(13,197)	(5,279)
Loans and financing	Increase/Decrease of CDI	(6,347)	(15,867)	(31,733)	31,733	15,867	6,347
Debentures	Increase/Decrease of CDI	(1,121)	(2,802)	(5,604)	5,604	2,802	1,121
Derivative financial instruments	Increase/Decrease of CDI	(2,572)	(6,387)	(12,466)	14,097	6,861	2,723

Net effect of CDI variation		(4,761)	(11,859)	(23,408)	25,039	12,333	4,912

Loans and financing	Increase/Decrease of TR	(1,926)	(4,816)	(9,631)	9,631	4,816	1,926
Debentures	Increase/Decrease of TR	(1,064)	(2,660)	(5,321)	5,321	2,660	1,064

Net effect of TR variation		(2,990)	(7,476)	(14,952)	14,952	7,476	2,990

Debentures	Increase/Decrease of IPCA	(601)	(1,503)	(3,006)	3,006	1,503	601

Net effect of IPCA variation		(601)	(1,503)	(3,006)	3,006	1,503	601

Accounts receivable	Increase/Decrease of INCC	9,124	22,810	45,620	(45,620)	(22,810)	(9,124)
Loans and financing	Increase/Decrease of INCC	(39)	(96)	(193)	193	96	39
Obligations for purchase of property	Increase/Decrease of INCC	(1,889)	(4,722)	(9,444)	9,444	4,722	1,889

Net effect of INCC variation		7,196	17,992	35,983	(35,983)	(17,992)	(7,196)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	09/30/2016	12/31/2015	09/30/2016	12/31/2015

Assets
Current account:
Total SPEs	44,986	55,023	73,520	86,010
Condominium and consortia and third party’s works	6,977	9,108	6,977	9,108
Loan receivable (Note 20.ii.a)	18,457	78,818	56,341	109,193
Dividends receivable	15,116	14,279	-	-
	85,536	157,228	136,838	204,311

Current portion	67,079	78,410	80,497	95,118
Non-current	18,457	78,818	56,341	109,193

Liabilities
Current account:
Total SPEs and Tenda	(983,733)	(790,895)	(86,206)	(76,620)
Loan payable (Note 20.ii.a)	(8,149)	(10,480)	(58,118)	(51,482)
	(991,882)	(801,375)	(144,324)	(128,102)

Current portion	(991,882)	(801,375)	(94,355)	(87,100)
Non-current portion	-	-	(49,969)	(41,002)

The composition, nature and condition of loan receivable and payable by the Company are shown below. Loan maturities are from October 2016 and are tied to the cash flows of related ventures.

	Company
	09/30/2016	12/31/2015	Nature	Interest rate

Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	-	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	129	287	Construction	12% p.a. + IGPM
Manhattan Residencial I (a)	2,486	53,862	Construction	10% p.a. + TR
Target Offices & Mall	11,728	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	4,114	10,520	Construction	12% p.a. + IGPM
Total receivable - Company	18,457	78,818

Gafisa Spe-113 Empr Imob	-	3,788	Construction	100% of CDI
Dubai Residencial	3,309	2,650	Construction	6% p.a.
Parque Arvores	2,399	2,270	Construction	6% p.a.
Parque Aguas	2,441	1,772	Construction	6% p.a.
Total payable - Company	8,149	10,480	Construction	6% p.a.

	Consolidated
	09/30/2016	12/31/2015	Nature	Interest rate

Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	-	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	129	287	Construction	12% p.a. + IGPM
Manhattan Residencial I (a)	2,487	53,862	Construction	10% p.a. + TR
Target Offices & Mall	11,728	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	4,114	10,520	Construction	12% p.a. + IGPM
Fit Campolim SPE Emp. Imob. Ltda.	16,924	14,097	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,940	3,260	Construction	113.5% of 126.5% of CDI
Interativa Emp. e Part. Ltda.	4,413	-	Construction	12% p.a.
Atua Construtora e Incorporadora S.A.	12,167	12,168	Construction	113.50% to 112% of CDI
Other	439	850	Construction	Several
Total receivable - Consolidated	56,341	109,193

Fit 34 SPE Empreendimentos Imobiliários Ltda.	23,179	21,925	Construction	6% p.a.
Fit 03 SPE Empreendimentos Imobiliários Ltda.	8,363	7,912	Construction	6% p.a.
Fit 11 SPE Empreendimentos Imobiliários Ltda.	6,247	5,910	Construction	6% p.a.
Gafisa Spe-113 Empr Imob	-	3,788	Construction	100% of CDI
Parque dos Pássaros	5,915	2,725	Construction	6% p.a.
Dubai Residencial	3,309	2,650	Construction	6% p.a.
Parque Arvores	2,399	2,270	Construction	6% p.a.
Parque Aguas	2,441	1,772	Construction	6% p.a.
Fit 31 SPE Empreendimentos Imobiliários Ltda.	1,372	1,298	Construction	6% p.a.
Araçagy	4,893	1,232	Construction	6% p.a.
Total payable - Consolidated	58,118	51,482

(a)      See change in Note 9 (h).

In the period ended September 30, 2016 the recognized financial income from interest on loans amounted to R$335 (R$7,056 in 2015) in the Company’s  statement and R$348 (R$14,393 in 2015) in the consolidated statement (Note 24).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties--Continued

21.1.  Balances with related parties--Continued

In the period ended September 30, 2016, the Company issued debit notes to the subsidiary Tenda and associate Alphaville, related to the apportionment of administrative expenses, in the total amount of R$13,499 (R$24,767 in 2015).

Information regarding management transactions and compensation is described in Note 25.

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 21 to the financial statements as of December 31,  2015.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,342,330 as of September 30, 2016 (R$1,067,950 as of December 31, 2015).

22.  Net operating revenue

Company

Consolidated

09/30/2016

09/30/2015

09/30/2016

09/30/2015

Gross operating revenue

Real estate development, sale, barter transactions and construction services

523,433	934,038	1,520,105	1,857,595

(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)

(7,871)	(1,091)	4,280	24,957

Taxes on sale of real estate and services

(43,290)	(82,815)	(106,700)	(147,479)

Net operating revenue

472,272	850,132	1,417,685	1,735,073

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated

09/30/2016

09/30/2015

09/30/2016

09/30/2015

Cost of real estate development and sale:
Construction cost	(201,677)	(349,191)	(654,471)	(743,662)
Land cost	(130,947)	(124,623)	(254,883)	(234,058)
Development cost	(24,464)	(29,477)	(82,659)	(81,102)
Capitalized financial charges (Note 12)	(94,005)	(88,705)	(132,908)	(119,502)
Maintenance / warranty	(14,254)	(38,396)	(19,811)	(44,679)
Provision for cancelled contracts (Note 5)	-	-	(15,368)	(28,107)
Total cost of real estate development and sale	(465,347)	(630,392)	(1,160,100)	(1,251,110)

Commercial expenses:
Product marketing expenses	(23,793)	(21,979)	(62,988)	(47,216)
Brokerage and sale commission	(15,321)	(9,254)	(46,504)	(19,879)
Customer Relationship Management (CRM) and corporate marketing expenses	(13,520)	(12,523)	(15,636)	(26,901)
Other	(838)	(5,855)	(1,660)	(12,578)
Total commercial expenses	(53,472)	(49,611)	(126,788)	(106,574)

General and administrative expenses:
Salaries and payroll charges	(18,751)	(29,181)	(55,411)	(56,835)
Employee benefits	(2,370)	(3,248)	(5,944)	(5,710)
Travel and utilities	(377)	(617)	(1,515)	(1,529)
Services	(5,595)	(6,831)	(18,134)	(17,664)
Rents and condominium fees	(4,741)	(7,371)	(9,996)	(10,713)
IT	(8,580)	(9,176)	(12,641)	(16,857)
Stock option plan (Note 18.2)	(5,506)	(5,859)	(6,557)	(7,465)
Reserve for profit sharing (Note 25.iii)	(12,500)	(17,000)	(22,821)	(25,449)
Other	(359)	(1,153)	(3,176)	(1,464)
Total general and administrative expenses	(58,779)	(80,436)	(136,195)	(143,686)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(43,511)	(66,668)	(64,928)	(87,006)
Expenses with the adjustment to the stock option plan balance of AUSA	(3,401)	-	(3,401)	-
Other	743	(12,419)	(12,721)	(25,707)
Total other income/(expenses), net	(46,169)	(79,087)	(81,050)	(112,713)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expenses)

	Company		Consolidated

09/30/2016

09/30/2015

09/30/2016

09/30/2015

Financial income
Income from financial investments	26,137	44,569	52,027	78,374
Derivative transactions (Note 20 (i) (b))	13,526	-	13,526	-
Financial income on loans (Note 21)	335	7,056	348	14,393
Other financial income	1,407	809	6,458	7,237
Total financial income	41,405	52,434	72,359	100,004

Financial expenses
Interest on funding, net of capitalization (Note 12)	(31,035)	(52,906)	(42,917)	(65,934)
Amortization of debenture cost	(2,175)	(2,949)	(2,175)	(2,949)
Payables to venture partners	(951)	(1,524)	(951)	(1,524)
Banking expenses	(3,362)	(3,193)	(6,279)	(5,323)
Derivative transactions (Note 20 (i) (b))	-	(17,610)	-	(17,610)
Discount granted and other financial expenses	(18,554)	(19,247)	(41,932)	(31,884)
Total financial expenses	(56,077)	(97,429)	(94,254)	(125,224)

25.  Transactions with management and employees

(i)     Management compensation

In the periods ended September 30, 2016 and 2015, the amounts recorded in the account “general and administrative expenses”, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Period ended September 30, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in R$)
Salary / Fees	1,256	2,475	147
Direct and indirect benefits	-	259	-
Monthly compensation (in R$)	140	304	16
Total compensation	1,256	2,734	147
Profit sharing (Note 25 (iii))	-	1,706	-
Total compensation and profit sharing	1,256	4,440	147

	Management compensation
Period ended September 30, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Fixed compensation for the period (in R$)
Salary / Fees	1,270	2,475	149
Direct and indirect benefits	-	295	-
Monthly compensation (in R$)	141	308	17
Total compensation	1,270	2,770	149
Profit sharing (Note 25 (iii))	-	3,413	-
Total compensation and profit sharing	1,270	6,183	149

The amount related to expenses for granting stock options to the management members of the Company was R$3,048 for the period ended September 30, 2016 (R$3,787 in 2015).

The maximum aggregate compensation of the Company’s management members for the year 2016 was established at R$19,823, as approved at the Annual Shareholders’ Meeting held on April 25, 2016.

On the same occasion the compensation limit of the members of the Company’s Fiscal Council for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2017, was set at R$245.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees--Continued

(i)     Management compensation--Continued

       The subsidiary Tenda has an administrative structure segregated from the Company, therefore, the amounts recorded in the heading “General and Administrative Expenses” in the consolidated balance are added by the compensation of its Management members and are as follows:

	Management compensation
Period ended September 30, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members (a)	10	10	3
Fixed compensation for the period (in R$)
Salary / Fees	221	3,842	45
Direct and indirect benefits	-	538	-
Monthly compensation (in R$)	25	487	5
Total compensation	221	4,380	45
Profit sharing (Note 25 (iii))	-	4,247	-
Total compensation and profit sharing	221	8,627	45

	Management compensation
Period ended September 30, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members (a)	10	10	3
Fixed compensation for the period (in R$)
Salary / Fees	66	3,677	43
Direct and indirect benefits	-	522	-
Monthly compensation (in R$)	27	467	5
Total compensation	66	4,199	43
Profit sharing (Note 25 (iii))	-	4,483	-
Total compensation and profit sharing	66	8,682	43

(a)     Of the ten members of the Board of Directors of Tenda, eight serve on both Gafisa and Tenda, while only two serve on the subsidiary Tenda.

The amount related to the stock compensation of the subsidiary Tenda’s management members was R$969 for the period ended September 30, 2016 (R$1,483 in 2015).

The maximum aggregate compensation of the subsidiary Tenda’s management members for the year 2016 was established at R$18,143, for fixed and share-based compensation, as approved at the Annual Shareholders’ Meeting held on April 27, 2016.

On the same occasion the compensation limit of the Company’s Fiscal Council members for their next term of office that ends in the Annual Shareholders’ meeting to be held in 2017 was approved at R$188.

(ii)    Sales

In the period ended September 30, 2016, there was no transaction in connection with units sold to the Management. The sales receivable is R$930 (R$1,610 in 2015).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions with management and employees--Continued

(iii)   Profit sharing

In the period ended September 30, 2016, the Company recorded a provision for profit sharing amounting to R$12,500 in the Company’s  statement (R$17,000 in 2015) and R$22,821 in the consolidated statement (R$25,449 in 2015) in the account “General and Administrative Expenses " (Note 23).

	Company		Consolidated
	09/30/2016	09/30/2015	09/30/2016	09/30/2015

Executive officers	1,706	3,413	5,953	7,896
Other employees	10,794	13,587	18,896	23,217
Reversal in subsidiary Tenda	-	-	(2,028)	(5,664)
	12,500	17,000	22,821	25,449

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 25 to the financial statements as of December 31, 2015.

26.  Insurance

       For the period ended September 30, 2016 insurance contracts were not subject to significant changes in relation to those disclosed in Note 26 to the financial statements as of December 31, 2015.

27.  Earning (loss) per share

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the period ended September 30, 2016, shares with dilutive potential are not considered, because the impact would be antidilutive.

	09/30/2016	09/30/2015
Basic numerator
Proposed dividends and interest on equity	-	-
Undistributed profit (loss)	(164,288)	73,623
Undistributed profit (loss), available for the holders of common shares	(164,288)	73,623

Basic denominator (in thousands of shares)
Weighted average number of shares	363,626	367,603

Basic earning (loss) per share in Reais	(0.4518)	0.2003

Diluted numerator
Proposed dividends and interest on equity	-	-
Undistributed earning (loss)	(164,288)	73,623
Undistributed earning (loss), available for the holders of common shares	(164,288)	73,623

Diluted denominator (in thousands of shares)
Weighted average number of shares	363,626	367,603
Stock options	1,408	2,316
Anti-dilutive effect	(1,408)	-
Diluted weighted average number of shares	363,626	369,919

Diluted earning (loss) per share in Reais	(0.4518)	0.1990

The other explanation related to this note was not subject to significant changes in relation to those disclosed in Note 27 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.  Segment information

The quarterly information of the business segments of the Company is as follows:

			Consolidated
	Gafisa	Tenda	09/30/2016
Net operating revenue	651,881	765,804	1,417,685
Operating costs	(621,378)	(538,722)	(1,160,100)

Gross profit	30,503	227,082	257,585

Selling expenses	(61,692)	(65,096)	(126,788)
General and administrative expenses	(74,070)	(62,125)	(136,195)
Other income / (expenses), net	(48,054)	(32,996)	(81,050)
Depreciation and amortization	(23,332)	(9,119)	(32,451)
Financial expenses	(55,868)	(38,386)	(94,254)
Financial income	48,493	23,866	72,359
Tax expenses	(6,645)	(13,034)	(19,679)

Profit / (loss) for the period attributable to the shareholders of the Company	(200,749)	36,461	(164,288)

Customers (short and long terms)	1,094,770	474,637	1,569,407
Inventories (short and long terms)	1,903,451	739,096	2,642,547
Other assets	1,453,006	688,358	2,141,364

Total assets	4,451,227	1,902,091	6,353,318

Total liabilities	2,680,545	744,024	3,424,569

			Consolidated
	Gafisa	Tenda	09/30/2015
Net operating revenue	1,090,933	644,140	1,735,073
Operating costs	(793,688)	(457,422)	(1,251,110)

Gross profit	297,245	186,718	483,963

Selling expenses	(59,611)	(46,963)	(106,574)
General and administrative expenses	(80,438)	(63,248)	(143,686)
Other income / (expenses), net	(80,505)	(32,208)	(112,713)
Depreciation and amortization	(24,780)	(10,894)	(35,674)
Financial expenses	(92,626)	(34,565)	(125,224)
Financial income	62,197	39,774	100,004
Tax expenses	(2,485)	(771)	(3,256)

Profit / (loss) for the period attributable to the shareholders of the Company	30,312	43,311	73,623

Customers (short and long terms)	1,465,094	510,901	1,975,995
Inventories (short and long terms)	1,851,273	636,113	2,487,386
Other assets	1,778,752	817,391	2,596,143

Total assets	5,095,119	1,964,405	7,059,524

Total liabilities	3,120,252	826,663	3,946,915

The other explanations related to this note did not suffer significant changes in relation to the disclosures in Note 28 to the financial statements as of December 31, 2015.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are shown in the account “Payables for purchase of property and advances from customer”. The Company shows the following information on the ventures under construction as of September 30, 2016 and December 31, 2015:

	Consolidated
	09/30/2016	12/31/2015

Unappropriated sales revenue of units sold	680,138	777,679
Estimated cost of units sold to be incurred	(400,585)	(445,265)
Estimated cost of units in inventory to be incurred	(769,450)	(795,995)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	2,237,895	2,761,219
Appropriated sales revenue	(1,557,757)	(1,983,540)
Unappropriated sales revenue (a)	680,138	777,679

(ii) Estimated cost of units sold to be incurred
Ventures under construction:
Estimated cost of units	(1,346,070)	(1,626,339)
Incurred cost of units	945,485	1,181,074
Estimated cost to be incurred (b)	(400,585)	(445,265)

(iii) Estimated costs of units in inventory to be incurred
Ventures under construction:
Estimated cost of units	(1,516,938)	(1,724,372)
Incurred cost of units	747,488	928,377
Estimated cost to be incurred	(769,450)	(795,995)

(a)   The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, not considering related taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold to be incurred does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold to the extent they are incurred.

       As of September 30, 2016, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 45.2% (33.1% in 2015).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the individual and consolidated quarterly information--Continued

September 30, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Communication with regulatory bodies

The explanations related to this note were not subject to significant changes in relation to those disclosed in Note 30 to the financial statements as of December 31, 2015.

31.  Subsequent events

(i)   Funds deposited with third parties

As of October 03, 2016, the subsidiary Tenda made the payment of the 17th interest installment and the 11th amortization installment related to its first debenture placement, in the total amount of R$32,836, of which R$30,000 of principal and R$2,836 of interests (Note 4.1(b)).

(ii)  Extension of the maturity of the Tenda’s debenture installments

On October 10, 2016, at the Debentureholders’ Meeting, it was approved the extension of the maturity of the 12th installment of the face value amounting to R$70,000 to November 11, 2016,  new due date of the placement, and on such date, the interest related to the capitalization period beginning on October 11, 2016 and ending on November 11, 2016  will be paid (thus becoming the 19th interest installment). Additionally, in relation to the 18th interest installment payable until October 11, 2016, its requirement was maintained under the terms of the Indenture, and the same was settled for the total amount of R$352 on the respective due date.

(iii) Secondary Offering of Shares and Listing in Novo Mercado - Tenda

On October 19, 2016, the members of Gafisa’s Board of Directors approved the application for registration with the Brazilian Securities Commission (CVM) of a public offering for secondary distribution of registered book-entry common shares, with no par value, issued by Tenda and owned by Gafisa, all unrestricted and clear from any liens or encumbrances, and on the same it was approved, in the Shareholders’ Meeting of Tenda, the submission of the application for listing the stocks it issues in Novo Mercado segment of BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros.

According to the disclosed significant fact, such communication should not be considered an announcement of stock offering. The carry out of the Offering is subject to domestic and international capital markets conditions. The application for Offering registration will be analyzed, thus the Offering will only begin after CVM grants the respective registration. Likewise, the submission of the Listing Application will be analyzed, so the listing of Tenda’s stock in the Novo Mercado segment of BM&FBovespa will begin only after BM&FBovespa grants the respective registration.

***

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	9/30/2016
	Common shares
Shareholder	Shares	%

Treasury shares	14,160,533	3.75%
Polo Capital	55,135,486	14.58%
Pátria Investimentos	21,171,700	5.60%
Outstanding shares	287,598,443	76.07%

Total shares	378,066,162	100.00%

	9/30/2015
	Common shares
Shareholder	Shares	%

Treasury shares	10,584,757	2.80%
FUNCEF – Fundação dos Economiários Federais	23,835,800	6.30%
Pátria Investimentos	21,171,100	5.60%
Polo Capital	69,108,486	18.28%
Outstanding shares	253,366,019	67.02%

Total shares	378,066,162	100.00%

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	9/30/2016
	Common shares
	Shares	%

Shareholders holding effective control of the Company	76,307,186	20.18%
Board of Directors	592,609	0.16%
Executive directors	2,245,362	0.59%
Fiscal council	-	-
Executive control, board members, officers and fiscal council	79,145,157	20.93%

Treasury shares	14,160,533	3.75%
Outstanding shares in the market (*)	284,760,472	75.32%

Total shares	378,066,162	100.00%

	9/30/2015
	Common shares
	Shares	%

Shareholders holding effective control of the Company	114,115,386	30.18%
Board of Directors	592,609	0.16%
Executive directors	1,774,245	0.47%
Fiscal council	-	-
Executive control, board members, officers and fiscal council	116,482,240	30.81%

Treasury shares	10,584,757	2.80%
Outstanding shares in the market (*)	250,999,165	66.39%

Total shares	378,066,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Report on the review of quarterly information - ITR

To

Board Members and Shareholders of

Gafisa S.A.

São Paulo - SP

We have reviewed the accompanying individual and consolidated interim financial information of Gafisa S.A. (“Company”), identified as Company and Consolidated, respectively, contained in the Quarterly Information (ITR) for the quarter ended September 30, 2016, which comprises the balance sheet as at September 30, 2016 and the respective statement of profit or loss and statement of comprehensive income (loss) for the quarter and nine-month period then ended, and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including explanatory notes.

The Company’s management is responsible for the preparation of individual interim financial information in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB) which considers the Technical Orientation - OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC), as well as for the presentation of these information in compliance with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim financial information (NBC TR 2410 – Review of Interim Financial Information Performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion from the individual and consolidated interim financial information prepared in accordance with CPC 21(R1)

Based on our review, we are not aware of any fact that makes us believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all significant respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Conclusion from the consolidated interim information prepared in accordance with IAS 34, which considers the Technical Orientation - OCPC 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, edited by the Accounting Pronouncement Committee (CPC) and approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council (CFC)

Based on our review, we are not aware of any fact that makes us believe that the consolidated interim financial information included in the Quarterly Information referred to above was not prepared, in all significant respects, in accordance with IAS 34, issued by the IASB, which considers the Technical Orientation - OCPC 04 - Application of technical interpretation ICPC02 to the Brazilian Real Estate Development Entities, issued by the CPC, and approved by the CVM and the CFC applicable to the preparation of Quarterly Information (ITR), and presented in compliance with the rules issued by the CVM.

Emphasis of matter

As described in Note 2, the individual (Company) and consolidated interim financial information has been prepared in accordance with the accounting practices adopted in Brazil  (CPC 21 (R1)). The consolidated interim financial information prepared in accordance with International Financial Reporting Standards (IFRS) applicable to real estate entities in Brazil also considers technical guideline OCPC 04 issued CPC. Such technical guideline addresses the recognition of real state revenues and involves issues related to meaning and application of the concept of continuous transfer of risks, rewards and control on the sale of real estate units, as detailed in Note 2. Our opinion is not qualified in this respect.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2016, prepared under the responsibility of the Company’s management, whose presentation in the interim financial information is required by the rules of the CVM applicable to Quarterly Information (ITR) and as supplementary information under IFRS that do not require the presentation of DVA. These statements were subject to the same previously described review procedures and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all significant respects, according to the individual and consolidated interim financial information taken as a whole.

São Paulo, November 8, 2016

KPMG Auditores Independentes

CRC 2SP014428/O-6

Giuseppe Masi

Accountant CRC 1SP176273/O-7

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and statements \ Management statement of interim financial information

Management statement of interim financial information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2016; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2016.

São Paulo, November 8, 2016

GAFISA S.A.

Management

(A free translation from the original in Portuguese into English)

Gafisa S.A.

Reports and Statements \ Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended September 30, 2016; and

ii)   Management has reviewed and agreed with the interim information for the period ended September 30, 2016.

São Paulo, November 8, 2016

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 23, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer